Exhibit 99.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and among

BNP PARIBAS S.A.,

BANCWEST HOLDING INC.,

BANK OF THE WEST,

BANK OF MONTREAL

AND

BMO HARRIS BANK N.A.

DECEMBER 18, 2021

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TABLE OF CONTENTS

Section 10.10	Parties in Interest	81
Section 10.11	Expenses	81
Section 10.12	Deadlines	81
Section 10.13	Waiver of Jury Trial	81
Section 10.14	Governing Law; Consent to Jurisdiction	82

ANNEXES

Annex A	Requisite Regulatory Approvals
Annex B	Reference Statement

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SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT, dated December 18, 2021, by and among BNP Paribas S.A., a public limited company (Société Anonyme) organized under the laws of France (“Parent Seller”), BancWest Holding Inc., a Delaware corporation and financial holding company and indirect wholly owned subsidiary of Parent Seller (“Seller” and together with Parent Seller, the “Sellers”), Bank of the West, a California state-chartered bank and a direct, wholly-owned subsidiary of Seller (“Seller Bank”), Bank of Montreal, a foreign banking organization and financial holding company (“Purchaser”) and BMO Harris Bank N.A., a national bank (“Purchaser Bank”).

RECITALS

WHEREAS, Parent Seller directly owns all the issued and outstanding shares of capital stock of BNP Paribas USA, Inc., a Delaware corporation and financial holding company (the “Seller Intermediate Holding Company”);

WHEREAS, Seller Intermediate Holding Company directly owns all the issued and outstanding shares of Seller which conducts certain business operations through its commercial banking subsidiary, Seller Bank, a wholly-owned subsidiary of Seller;

WHEREAS, Seller directly owns all the issued and outstanding shares of Seller Bank Capital Stock;

WHEREAS, Purchaser directly owns all the issued and outstanding shares of capital stock of BMO Financial Corp. (“Purchaser U.S. Holding Company”), a Delaware corporation and financial holding company;

WHEREAS, Purchaser U.S. Holding Company directly owns all the issued and outstanding shares of capital stock of Purchaser Bank; and

WHEREAS, subject to the terms and conditions set forth herein, the Sellers desire to sell, convey, assign and deliver (“Transfer”) to Purchaser U.S. Holding Company, and Purchaser desires to cause Purchaser U.S. Holding Company to purchase and accept (“Purchase”) from Seller, all the Seller Bank Capital Stock.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. In this Agreement, the following definitions and other terms shall apply:

“Accounting Firm” means Ernst & Young LLP, or if Parent Seller and Purchaser reasonably agree in good faith that such firm has a conflict of interest with Parent Seller or Purchaser, such other internationally recognized independent certified public accountant reasonably acceptable to Parent Seller and Purchaser.

“Acquisition Proposal” has the meaning set forth in Section 7.18.

“Action” means any civil, criminal, regulatory or administrative action, suit, demand, claim, case, litigation, arbitration, cancellation, inquiry, hearing, dispute, investigation or other proceeding.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings to the foregoing.

“Agreement” means this Agreement, as may be amended and supplemented from time to time in accordance with Section 10.2, including the Seller Disclosure Schedule, the Purchaser Disclosure Schedule and all Annexes hereto.

“AML Laws” means (i) the USA Patriot Act of 2001, as amended, (ii) the U.S. Money Laundering Control Act of 1986, as amended, (iii) the Bank Secrecy Act, as amended, (iv) any other anti-money laundering Laws to which Seller Bank or any of its Subsidiaries is subject or (v) any other regulation or guidance related to any of the foregoing.

“Anticorruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and all other U.S. federal, state or local and foreign anti-corruption and anti-bribery Laws applicable to Seller Bank or any of its Subsidiaries.

“Bank Merger” has the meaning set forth in Section 2.8.

“Bank Merger Agreement” has the meaning set forth in Section 2.8.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.4.

“Basket” has the meaning set forth in Section 10.1(b).

“Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe, perquisite or other benefit plan, program, agreement, contract, policy, arrangement or remuneration of any kind with respect to which Seller Bank or any Subsidiary or any Seller Bank ERISA Affiliate is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Seller Bank or any of its Subsidiaries or any Seller Bank ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Seller Bank or any of its Subsidiaries or any Seller Bank ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day excluding Saturday, Sunday and any day on which the Federal Reserve Bank of New York is closed for business.

“Cap” has the meaning set forth in Section 10.1(b).

“CECL” means Current Expected Credit Losses, a credit loss accounting standard that was issued by the Financial Accounting Standards Boards on June 16, 2016, pursuant to Accounting Standards Update (ASU) No. 2016, Topic 326.

“Claim Notice” has the meaning set forth in Section 10.1(d).

“Closing” has the meaning set forth in Section 2.2.

“Closing Balance Sheet” means a balance sheet of Seller Bank as of the close of business on the day immediately preceding the Closing Date, using the same methodologies, assumptions, accounting policies, principles, practices and categories used in the preparation of the balance sheet set forth in the Reference Statement (including, for the avoidance of doubt, (i) such balance sheet calculated on a “going concern” basis, (ii) not taking into account any changes in the assets or liabilities of Seller Bank as a result of purchase accounting or any other accounting adjustments in each case arising as a consequence, in and of themselves, of the Transfer and Purchase and (iii) using Seller Bank’s accounting standards or methodologies for estimating allowances for credit losses in effect as of the date hereof and reflected in the Reference Statement (for the avoidance of doubt, regardless of whether the Closing Date occurs after Seller Bank’s adoption of CECL)).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Excess Tangible Common Equity” means the amount in dollars equal to (A) twenty-five percent (25%) of (B) (x) Closing Tangible Common Equity, minus (y) $10,500,000,000.00; provided, that if the difference between (x) and (y) is a negative number, Closing Excess Tangible Common Equity shall be deemed to be $0.00; provided, further, that if the Closing Date occurs before or on December 31, 2022, Closing Excess Tangible Common Equity shall be deemed to be $0.00.

“Closing Purchase Price” means an amount in cash equal to (A) (i) $16,300,000,000.00, minus (ii) the Estimated Closing Seller Bank Transaction Expenses, plus (B) the Estimated Closing Excess Tangible Common Equity.

“Closing Seller Bank Transaction Expenses” has the meaning set forth in Section 2.5(b).

“Closing Statement” has the meaning set forth in Section 2.5(b).

“Closing Tangible Common Equity” means the amount in dollars equal to the Tangible Common Equity, as of the close of business on the day immediately preceding the Closing Date, as calculated from the Closing Balance Sheet.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Tax Return” has the meaning set forth in Section 7.9(b).

“Competing Banking Business” has the meaning set forth in Section 7.7(a).

“Competing Banking Business Equity Threshold” has the meaning set forth in Section 7.7(b)(vii).

“Confidential Information” has the meaning set forth in Section 7.1(b).

“Confidentiality Agreement” means the Non-Disclosure Agreement, dated November 9, 2021, by and between Parent Seller and Purchaser.

“Constituent Documents” means the charter documents, bylaws or similar organizational documents of a corporation and comparable organizational documents of other entities.

“Consultation Period” has the meaning set forth in Section 2.5(c).

“Contagion Event” means the outbreak or continued presence of contagious disease, epidemic or pandemic (including SARS-CoV-2 or COVID-19, or any evolutions or mutations thereof, or any other viruses (including influenza)), and the governmental responses thereto.

“Contagion Event Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or other directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to a Contagion Event.

“Contract” means, with respect to any Person, any agreement, indenture, debt instrument, contract, lease or other binding commitment to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties is subject.

“Controlling Party” has the meaning set forth in Section 7.9(g)(iv).

“Corresponding Returns” has the meaning set forth in Section 7.9(b).

“CSA” means the Canadian Securities Administrators.

“Current Employee” has the meaning set forth in Section 7.10(a).

“Deposit Insurance Fund” means the Deposit Insurance Fund administered by the FDIC.

“Derivative Contract” has the meaning set forth in Section 3.10.

“Disclosing Party” has the meaning set forth in Section 7.5.

“Effective Time” means 12:01 a.m. New York time on the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Balance Sheet” means a balance sheet of Seller Bank as of the close of business on the Estimated Closing Balance Sheet Date, using the same methodologies, assumptions, accounting policies, principles, practices and categories used in the preparation of the balance sheet set forth in the Reference Statement (including, for the avoidance of doubt, (i) such balance sheet calculated on a “going concern” basis, (ii) not taking into account any changes in the assets or liabilities of Seller Bank as a result of purchase accounting or any other accounting adjustments in each case arising as a consequence, in and of themselves, of the Transfer and Purchase and (iii) using Seller Bank’s accounting standards or methodologies for estimating allowances for credit losses in effect as of the date hereof and reflected in the Reference Statement (for the avoidance of doubt, regardless of whether the Closing Date occurs after Seller Bank’s adoption of CECL)).

“Estimated Closing Balance Sheet Date” means the last day of the month immediately preceding the month in which the Closing Date is expected to occur; provided that the Estimated Closing Balance Sheet Date shall be the last day of the second (2nd) month immediately preceding the month in which the Closing Date is expected to occur if the Closing Date is expected to occur within five (5) days of the end of the immediately preceding month.

“Estimated Closing Excess Tangible Common Equity” means the amount in dollars equal to (A) twenty-five percent (25%) of (B) (x) the Estimated Closing Tangible Common Equity, minus (y) $10,500,000,000.00; provided, that if the difference between (x) and (y) is a negative number, the Estimated Closing Excess Tangible Common Equity shall be deemed to be $0.00; provided, further, that if the Closing Date occurs before or on December 31, 2022, the Estimated Closing Excess Tangible Common Equity shall be deemed to be $0.00.

“Estimated Closing Seller Bank Transaction Expenses” has the meaning set forth in Section 2.5(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.5(a).

“Estimated Closing Tangible Common Equity” means the amount in dollars equal to the Tangible Common Equity, as of the Estimated Closing Balance Sheet Date, as calculated from the Estimated Closing Balance Sheet.

“Exchange Act” means the Securities Exchange Act of 1934.

“Extension of Credit” has the meaning set forth in Section 3.19(a).

“E.U.” means the European Union.

“FDIC” has the meaning set forth in Section 3.1(a).

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Financial Statements” has the meaning set forth in Section 3.6(a).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Fraud” shall mean, a claim by any party hereto against any other party hereto for common law liability under applicable Law for its actual and intentional fraud with respect to the making of its representations and warranties pursuant to Article III (in the case of Seller Bank), Article IV (in the case of the Sellers), Article V (in the case of Purchaser Bank), Article VI (in the case of Purchaser) and the related certificates to be delivered pursuant to Article VIII or its representations and warranties in any other Transaction Document; provided, that such actual and intentional fraud of such party shall only be deemed to exist if such party makes a knowing and intentional misrepresentation of a material fact with respect to the making of a representation and warranty in this Agreement or any other Transaction Document, as the case may be, with damages caused by a party’s detrimental reliance on such fact under circumstances that constitute common law fraud under applicable Law.

“GAAP” means generally accepted accounting principles in the U.S.

“Governmental Authority” means any French, E.U., Canadian or other non-U.S., or U.S. federal, state, county, city or local legislative, administrative, self-regulatory or regulatory authority, agency court, tribunal, or judicial or arbitral body or other governmental or quasi-governmental entity with competent jurisdiction, including any supranational body.

“Government Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator, tribunal, administrative agency or Governmental Authority.

“Government Shutdown” means any shutdown or limiting of any U.S., French, E.U., Canadian or other non-U.S. federal, state or local government or municipal services.

“Indemnified Party” has the meaning set forth in Section 10.1(d).

“Indemnifying Party” has the meaning set forth in Section 10.1(d).

“Intellectual Property” means any and all of the following: (i) trademarks, service marks, logos, brand names, corporate names, trade names (collectively, “Marks”), (ii) patents, (iii) confidential and proprietary information, including trade secrets, (iv) copyrights (including rights in works of authorship, including all computer software (whether object code or source code format)) and (v) Internet domain names, and including any registrations and applications for registration of the foregoing items and all renewals, extensions, reversions and restorations thereof.

“Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are payable by Parent Seller or any of its Affiliates (other than Seller Bank and its Subsidiaries) to Seller Bank or any of Seller Bank’s Subsidiaries.

“Intercompany Receivables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are receivable by Parent Seller or any of its Affiliates (other than Seller Bank and its Subsidiaries) from Seller Bank or any of Seller Bank’s Subsidiaries.

“Investment Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Investment Advisory Services” means investment management or investment advisory services, including any subadvisory services, that involve acting as an “investment adviser” within the meaning of the Investment Advisers Act.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means any and all computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment (excluding any public networks) and all associated documentation.

“Knowledge” means, as of any date, (a) with respect to the Sellers and Seller Bank, the actual knowledge as of such date of any of the officers of Seller Bank listed on Section 1.1(a) of the Seller Disclosure Schedule, (b) with respect to Purchaser Bank, the actual knowledge as of such date of any of the officers of Purchaser Bank listed on Section 1.1(a) of the Purchaser Disclosure Schedule and (c) with respect to Purchaser, the actual knowledge as of such date of any of the officers of Purchaser listed on Section 1.1(a) of the Purchaser Disclosure Schedule.

“Law” means any foreign, federal, state or local law, statute, code, ordinance, rule, regulation, order, award, writ, decree, directive or injunction issued, promulgated or entered into by or with any Governmental Authority.

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or other similar encumbrance.

“Losses” means any damages, losses, payments, judgments, out-of-pocket costs and expenses (including reasonable and documented legal fees), liabilities, obligations, Taxes, interests, awards and penalties, including as a result of Actions.

“Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, (i) has been or would reasonably be expected to be materially adverse to the business, financial condition, or the results of operations of Seller Bank and its

Subsidiaries, taken as a whole, or (ii) prevents or materially impairs the consummation of the Transactions; provided that none of the following (or the results thereof), either alone or in combination, shall constitute or contribute to a Material Adverse Effect under clause (i): (a) any change in GAAP or regulatory accounting requirements, or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes, and Laws newly enacted for, relating to or arising out of efforts to implement Contagion Event Measures and address the spread of any Contagion Event) or any interpretation thereof by any Governmental Authority; (b) changes, events, conditions or trends in economic, business, credit or financial conditions generally affecting the banking and financial sector specifically, and changes in the capital or credit markets, including any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally (including any such change resulting from or arising out of a Contagion Event); (c) any change in global or national (including such changes in the U.S., France or E.U.) political conditions (including as result of the outbreak of war, acts of terrorism (including cyber terrorism) or a Contagion Event); (d) changes as the result of other international, national, or regional calamity or global health conditions, including any Contagion Event (and the related Contagion Event Measures), any Government Shutdown, any declaration of martial law or similar directive, guidance, policy or guidance or other action by any Governmental Authority; (e) any change generally affecting the U.S. or French financial services industry; (f) any change resulting from or arising out of hurricanes, earthquakes, floods, mudslides, droughts or other natural disasters or resulting from or arising out of wild or forest fires or other similar events or disasters; (g) the negotiation, execution, announcement or performance of this Agreement or consummation of the Transactions, including any loss of employees, customers or vendors related thereto (it being understood and agreed that this clause (g) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of this Agreement or consummation of the Transactions); (h) the failure, in and of itself, of Seller Bank to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood and agreed that this clause (h) shall not preclude Purchaser from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether, there has been a Material Adverse Effect); (i) any actions (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the written consent of, Purchaser or one of its Affiliates; or (j) any action (or the effects of any action) taken (or omitted to be taken) by Seller Bank or the Sellers as expressly required pursuant to this Agreement, except in the case of each of clauses (a) through and including (f), to the extent that any such event, circumstance, development, change, occurrence or effect has a disproportionate adverse effect on Seller Bank and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, change, occurrence or effect has on other companies operating in the industries in which Seller Bank or any of its Subsidiaries materially engages.

“Material Contract” has the meaning set forth in Section 3.7(a).

“Materially Burdensome Condition” has the meaning set forth in Section 7.3(a).

“Multiemployer Plan” means each “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Multiple Employer Plan” has the meaning set forth in Section 3.13(d).

“Non-Controlling Party” has the meaning set forth in Section 7.9(g)(iv).

“OCC” means the Office of the Comptroller of the Currency.

“Outside Date” means the date that is twelve (12) months after the date hereof, as adjusted in accordance with Section 9.1(c).

“Parent Seller” has the meaning set forth in the Preamble.

“Parent Seller Benefit Plan” means each Benefit Plan that is maintained, sponsored or entered into solely by Seller or is maintained primarily or exclusively for the benefit of employees, officers, directors or independent contractors of Seller or its Affiliates (other than Seller Bank and any of its Subsidiaries).

“Parent Seller Marks” has the meaning set forth in Section 7.11(a).

“PBGC” has the meaning set forth in Section 3.13(e).

“Permits” has the meaning set forth in Section 3.9(a).

“Permitted Liens” means, with respect to Seller Bank and its Subsidiaries, (a) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, landlord’s or repairmen’s liens or other similar common law or statutory Liens arising or incurred in the ordinary course of business; (b) liens for Taxes, assessments and other governmental charges (i) not yet due and payable or (ii) being contested in good faith by appropriate proceedings and for which adequate reserves have been established, to the extent required by, and in such case in accordance with, GAAP and/or requirements under applicable Law (including applicable regulatory accounting principles); (c) licenses and other similar rights under Intellectual Property; (d) exceptions (including easements, covenants, rights of way, restrictions or other similar charges), gaps or other imperfections or defects or irregularities in the chain of title or other Liens that are readily apparent from the records of the applicable Governmental Authority registries and which were incurred in the ordinary course of business that do not, in any case, materially detract from the value or the use of the property subject thereto; (e) Liens against real estate that would be shown by a current title policy, title report or other similar report or listing or implied by law and which were incurred in the ordinary course of business that do not, in any case, materially detract from the value or the use of the property subject thereto; (f) pledges incurred or deposits made in connection with workman’s compensation, unemployment insurance and other similar types of social security programs or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and obligations, in each case in the ordinary course of business; (g) limitations on the transfer of securities arising under Securities Laws that do not materially detract from the value or the use of such securities; (h) Liens reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Financial Statements; (i) any Liens that will be terminated at or prior to Closing in accordance with this Agreement; and (j) Liens that are not material to Seller Bank and its Subsidiaries, taken as a whole.

“Person” means any individual, bank, savings association, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Personal Information” means all information identifying or that can reasonably be used to identify an individual person. Personal Information may relate to any individual, including a current, prospective or former client (or a client’s customer or end user) or employee of any Person, and includes information in any form, including paper, electronic and other forms.

“Phase-Out Period” has the meaning set forth in Section 7.11(b).

“Privacy Laws” means all applicable Laws relating to privacy and data security, including with respect to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information.

“Purchase” has the mean set forth in the Recitals.

“Purchase Price” means an amount in cash equal to (A) (i) $16,300,000,000.00, minus (ii) the Closing Seller Bank Transaction Expenses, plus (B) the Closing Excess Tangible Common Equity.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Bank” has the meaning set forth in the Preamble.

“Purchaser Bank Capital Stock” has the meaning set forth in Section 6.2(b).

“Purchaser Bank Tax Period” means any taxable period beginning after the Closing Date and, with respect to a Straddle Period, the portion of such taxable period beginning after the Closing Date.

“Purchaser Disclosure Schedule” has the meaning set forth in Article V.

“Purchaser Fundamental Warranties” means those representations and warranties set forth in Section 5.1 (Purchaser Bank; Organization, Standing and Authority), Section 5.2 (Purchaser Bank; Corporate Authorization and Binding Effect), Section 5.5 (Purchaser Bank; No Brokers), Section 5.7 (Purchaser Bank; Availability of Funds), Section 6.1 (Purchaser; Organization and Authority), Section 6.2 (Purchaser; Ownership of Shares), Section 6.3 (Purchaser; Corporate Authorization and Binding Effect), and Section 6.5 (Purchaser; No Brokers).

“Purchaser Indemnified Party” has the meaning set forth in Section 10.1(b).

“Purchaser Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, (i) has been or would reasonably be expected to be materially adverse to the business, financial condition, or the results of operations of Purchaser and its Subsidiaries (when this term is used in respect of Purchaser) or Purchaser Bank and its Subsidiaries (when this term is used in respect of Purchaser Bank), in either case, taken as a whole, or (ii) prevents or materially impairs the consummation of the Transactions; provided that none of the following (or the results thereof), either alone or in combination, shall constitute or contribute to a Purchaser Material Adverse Effect under clause (i): (a) any change in GAAP or regulatory accounting requirements, or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes, and Laws newly enacted for, relating to or arising out of efforts to implement Contagion Event Measures and address the spread of any Contagion Event) or any interpretation thereof by any Governmental Authority; (b) changes, events, conditions or trends in economic, business, credit or financial conditions generally affecting the banking and financial sector specifically, and changes in the capital or credit markets, including any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally (including any such change resulting from or arising out of a Contagion Event); (c) any change in global or national (including such changes in the U.S. or Canada) political conditions (including as result of the outbreak of war, acts of terrorism (including cyber terrorism) or a Contagion Event); (d) changes as the result of other international, national, or regional calamity or global health conditions, including any Contagion Event (and the related Contagion Event Measures), any Government Shutdown, any declaration of martial law or similar directive, guidance, policy or guidance or other action by any Governmental Authority; (e) any change generally affecting the U.S. or Canadian financial services industry; (f) any change resulting from or arising out of hurricanes, earthquakes, floods, mudslides, droughts or other natural disasters or resulting from or arising out of wild or forest fires or other similar events or disasters; (g) the negotiation, execution, announcement or performance of this Agreement or consummation of the Transactions, including any loss of employees, customers or vendors related thereto (it being understood and agreed that this clause (g) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, announcement or performance of this Agreement or consummation of the Transactions); (h) the failure, in and of itself, of Purchaser to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood and agreed that this clause (h) shall not preclude the Sellers from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Purchaser Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether, there has been a Purchaser Material Adverse Effect); (i) any actions (or the effects of any action) taken (or omitted to be taken) upon the request or instruction of, or with the written consent of, Parent Seller or one of its Affiliates; or (j) any action (or the effects of any action) taken (or omitted to be taken) by Purchaser or Purchaser Bank as expressly required pursuant to this Agreement, except in the case of each of clauses (a) through and including (f), to the extent that any such event, circumstance, development, change, occurrence or effect has a disproportionate adverse effect on Purchaser Bank and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, change, occurrence or effect has on other companies operating in the industries in which Purchaser Bank or any of its Subsidiaries materially engages.

“Purchaser SEC and CSA Reports” means the forms, statements, certifications, reports and documents publicly filed with or furnished to the SEC or the CSA by Purchaser, pursuant to the Securities Laws, including any amendments thereto and those that may be filed or furnished subsequent to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature).

“Purchaser Tax Return” has the meaning set forth in Section 7.9(b).

“Purchaser U.S. Holding Company” has the meaning set forth in the Recitals.

“Real Property” has the meaning set forth in Section 3.8(b).

“Receiving Party” has the meaning set forth in Section 7.5.

“Reference Statement” has the meaning set forth in Section 2.4.

“Related Party Contracts” has the meaning set forth in Section 3.7(a)(x).

“Reports” has the meaning set forth in Section 3.9(a)(iv).

“Representatives” means, with respect to any Person, such Person’s, or such Person’s Subsidiaries’, directors, officers, employees, accountants, investment bankers, agents, attorneys and other advisors or representatives (including the employees or attorneys thereof).

“Requisite Regulatory Approvals” has the meaning set forth in Section 7.3(a).

“Restricted Banking Business” means any FDIC-insured branch-based retail banking, auto, RV or marine financing or retail wealth management businesses.

“Restricted Employee” means any employee of Seller Bank and its Subsidiaries who is an eligible participant in the Executive Change in Control Retention Plan of Seller Bank.

“Restricted Territory” means (i) the states of the U.S. in which Seller Bank or Purchaser Bank operate or maintain, as of the Closing, branch locations (in the case of retail banking) or clients (in the case of retail wealth management) and (ii) the United States (in the case of auto, RV or marine financing).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any warrants, options, restricted shares, performance shares, restricted share units, performance share units, phantom equity, calls or commitments relating to, or any stock or equity appreciation right or other equity or equity-based awards or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity interests of such Person or any of such Person’s Subsidiaries.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by U.S. Governmental Authorities (including, but not limited to, the U.S. Office of Foreign Assets Control, the U.S. Department of State and the U.S. Department of Commerce), the United Nations Security Council, the E.U. or other applicable Governmental Authority.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the Securities Act, the Exchange Act and any other applicable securities Laws of any applicable Governmental Authority.

“Seller” has the meaning set forth in the Preamble.

“Seller Bank” has the meaning set forth in the Preamble.

“Seller Bank 401(k) Plan” has the meaning set forth in Section 7.10(c).

“Seller Bank Benefit Plans” means each Benefit Plan that is maintained, sponsored or entered into solely by Seller Bank or any of its Subsidiaries or is maintained primarily or exclusively for the benefit of current or former employees, officers, directors or independent contractors of Seller Bank and its Subsidiaries.

“Seller Bank Capital Stock” has the meaning set forth in Section 3.2.

“Seller Bank Common Stock” has the meaning set forth in Section 3.2.

“Seller Bank ERISA Affiliate” means any trade or business of Seller Bank or any of its Affiliates, whether or not incorporated, all of which together with Seller Bank would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“Seller Bank IT Assets” means the IT Assets owned or controlled by Seller Bank or any of its Subsidiaries.

“Seller Bank Marks” has the meaning set forth in Section 7.11(c).

“Seller Bank Qualified Plans” has the meaning set forth in Section 3.13(c).

“Seller Bank Registered IP” means all Intellectual Property owned by Seller Bank or any of its Subsidiaries that is material to their business and that is issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or internet domain name registrar.

“Seller Bank Tax Return” has the meaning set forth in Section 7.9(b).

“Seller Bank Transaction Expenses” means without duplication to the extent incurred prior to the Closing in connection with the negotiation, execution or delivery of this Agreement or any other Transaction Documents or consummation of the Transactions, the out-of-pocket fees and expenses incurred by, or on behalf of, and paid or to be paid, directly by Seller Bank or its Subsidiaries, including to any Person that any of Seller Bank or its Subsidiaries prior to the Closing agrees to pay or reimburse, or is otherwise legally obligated to pay or reimburse in connection with the foregoing, including (x) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts and (y) the brokers’, finders’ or similar fees.

“Seller Disclosure Schedule” has the meaning set forth in Article III.

“Seller Fundamental Warranties” means, with respect to the representations and warranties set forth in Section 3.1 (Seller Bank; Organization, Standing and Authority), Section 3.2 (Seller Bank; Capital Structure), Section 3.3(b) (Seller Bank; Seller Bank’s Subsidiaries), Section 3.4 (Seller Bank; Corporate Authorization and Binding Effect), Section 3.12 (Seller Bank; No Brokers), Section 4.1 (Seller; Organization and Standing), Section 4.2 (Seller; Ownership of Shares), Section 4.3 (Seller; Corporate Authorization and Binding Effect), and Section 4.5 (Seller; No Brokers).

“Seller Indemnified Party” has the meaning set forth in Section 10.1(c).

“Seller Indemnified Taxes” means, without duplication, (a) any Taxes imposed on Parent Seller or any of its Affiliates (other than Seller Bank or any of its Subsidiaries) for any taxable period (including any Taxes required to be withheld from the payment of the Purchase Price, but excluding any interest or penalties in respect of withholding imposed solely as a result of Purchaser’s failure to make appropriate withholding on the basis of accurate information supplied by Parent Seller or any of its Affiliates), (b) any Taxes imposed on Seller Bank or any of its Subsidiaries for any Seller Tax Period, determined, with respect to any Straddle Period, in accordance with Section 7.9, (c) any liability for Taxes of any Person (other than Seller Bank or any of its Subsidiaries) for which Seller Bank or any of its Subsidiaries is liable as a result of (i) having been a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing and (ii) any liability for the payment of any Tax as a transferee or successor, by contract (other than commercial Contracts not primarily related to Taxes (such as financing or employment Contracts with Tax gross-up obligations or leases with Tax escalation provisions)) or otherwise (in each case of clause (ii), as a result of a transaction or contract entered into prior to the Closing), (d) any Transfer Taxes for which Parent Seller or any of its Affiliates (other than Seller Bank or any of its Subsidiaries) is responsible pursuant to Section 7.9(d), (e) any Taxes attributable to or arising from any breach of the representations or warranties contained in clauses (e), (f), (h), (j), (k), (l) or (m) of Section 3.15 (without giving effect to any limitations as to materiality set forth therein) or any covenants of Seller Bank or Sellers in this Agreement, (f) any Tax obligations of Seller Bank or any of its Subsidiaries for any Seller Tax Period that have been deferred pursuant to the Coronavirus Aid, Relief, and Economic Security Act or similar statutory relief and (g) reasonable costs and expenses (including attorneys’ and other advisors’ fees) related to any item described in clauses (a) through (f); provided that, notwithstanding anything to the contrary herein, (w) any Taxes arising in a Purchaser Bank Tax Period (except for Taxes described in clauses (a), (c), (d), (e) and (f) of this definition), (x) Taxes resulting from any election under Section 338 or Section 336 of the Code (or any comparable provision of applicable Law) with respect to the transactions contemplated by this Agreement, (y) Taxes incurred outside the ordinary course of business on the Closing Date after the Closing (other than Taxes imposed with respect to the Transfer and Purchase) and (z) Taxes reflected in Closing Tangible Common Equity are not Seller Indemnified Taxes.

“Seller Intermediate Holding Company” has the meaning set forth in the Preamble.

“Seller Investment Services” has the meaning set forth in Section 3.9(c).

“Seller Investment Services Advisory Agreement” means an investment advisory agreement entered into by Seller Investment Services with a Seller Investment Services Advisory Client for the purpose of providing Investment Advisory Services to such Seller Investment Services Advisory Client.

“Seller Investment Services Advisory Client” means any client or customer of Seller Investment Services for Investment Advisory Services.

“Seller Tax Period” means any taxable period ending on or before the Closing Date and, with respect to a Straddle Period, the portion of such taxable period ending on and including the Closing Date.

“Seller Tax Return” has the meaning set forth in Section 7.9(b).

“Stock Sale” has the meaning set forth in Section 2.1.

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the voting stock is at the time owned or controlled, directly or indirectly.

“Surviving Bank” has the meaning set forth in Section 2.8.

“Tangible Common Equity” means, as of any specified date, the amount in U.S. dollars equal to: (i) the common shareholders’ equity of Seller Bank and its Subsidiaries, less (ii) the amount of goodwill and other intangible assets of Seller Bank and its Subsidiaries, adjusted (iii) to exclude from the foregoing calculations any change in accumulated other comprehensive income between September 30, 2021 and the measurement date, in each case calculated using the same methodologies, assumptions, accounting policies, principles, practices and categories used in calculating the Tangible Common Equity of Seller Bank as set forth in the Reference Statement; provided that such determination shall use Seller Bank’s accounting standards or methodologies for estimating allowances for credit losses in effect as of the date hereof and reflected in the Reference Statement (for the avoidance of doubt, regardless of whether the Closing Date occurs after Seller Bank’s adoption of CECL).

“Tax” and “Taxes” mean all federal, state, local and foreign taxes, however denominated (including income, gross receipts, windfall profits, severance, property, capital, unclaimed property, production, sales, use, value-added, transfer, license, excise, franchise, employment and withholding taxes), together with any interest, penalties and additions imposed by any Taxing Authority with respect to taxes.

“Tax Proceeding” means any inquiry, claim, audit, action, suit, proceeding, examination, contest, litigation or investigation by any Governmental Authority in respect of Taxes.

“Tax Returns” means all federal, state, local and foreign returns, declarations, claims for refund and information reports, forms, statements, schedules or attachments thereto filed or required to be filed with respect to any Tax, and any amendment thereof.

“Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Third Party” has the meaning set forth in Section 10.1(d).

“Third Party Consents” means all material consents, approvals, waivers, registrations, permits, authorizations, notices or filings required to be obtained by Parent Seller or its Affiliates, or to be given by Parent Seller or its Affiliates to, or made by Parent Seller or its Affiliates with, any third party other than a Governmental Authority, in connection with the execution, delivery and performance by Parent Seller or any of its Subsidiaries (including Seller Bank and its Subsidiaries) of the Transaction Documents and the consummation of the Transactions, including to permit the continuation of any Material Contracts with the Seller Bank or its Subsidiaries following the Closing.

“Transaction Documents” means this Agreement and any agreements relating to transition matters as contemplated by Section 7.20.

“Transactions” means the transactions contemplated by and provided for in this Agreement and the other Transaction Documents (including the Stock Sale and the Bank Merger).

“Transfer” has the meaning set forth in the Recitals.

“Transfer Taxes” means all U.S. federal, state and local sales, use, value added, transfer (including real property transfer), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed on the Purchase and Transfer pursuant to this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties. For the avoidance of doubt, Transfer Taxes shall not include any taxes measured, in whole or in part, by reference to income or gain.

“Transitional Marks” has the meaning set forth in Section 7.11(b).

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of Treasury.

“U.S.” means the United States of America.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

Section 1.2    Interpretation and Construction.

(a)    Unless the context otherwise requires, references herein to:

(i)    specific Articles, Sections, Exhibits or Schedules refer, respectively, to Articles, Sections, Exhibits or Schedules of this Agreement;

(ii)    any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any Section of any statute or regulation include any successor to such Section;

(iii)    any Contract (including this Agreement) or Constituent Document refer to the Contract or Constituent Document as amended, modified, supplemented or replaced from time to time;

(iv)    “ordinary course of business,” with respect to any party, shall take into account the commercially reasonable actions taken by such party and its Affiliates, in response to a Contagion Event and Contagion Event Measures, and such references shall be deemed to be followed by the words “consistent with past practice”;

(v)    any Governmental Authority include any successor to such Governmental Authority;

(vi)    any agreement or other document refer to such agreement or document as amended, modified, supplemented or replaced from time to time;

(vii)    the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(viii)    the terms “Dollars” and “$” mean the lawful currency of the U.S.; and

(ix)    the words “include,” “includes,” or “including” shall be deemed to be followed by the words “without limitation.”

(b)    The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(c)    Any documents, information and agreements that have been posted at least twenty-four (24) hours prior to and, as of the date hereof, remain available to Purchaser, Purchaser Bank (or their Affiliates or its or their respective Representatives) in the electronic data room hosted by Intralinks, Inc. established by or on behalf of the Sellers and Seller Bank in connection with the Transactions shall be deemed to have been “delivered,” “provided,” or “made available” (or any phrase of similar import) to Purchaser and Purchaser Bank, as applicable by the Sellers and Seller Bank.

(d)    The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(e)    No representation, warranty, covenant or other agreement or provision contained in this Agreement shall be deemed to contemplate or require the disclosure of “confidential supervisory information,” as such term is defined in the regulations of any applicable Governmental Authority (including confidential supervisory information identified in 12 C.F.R. § 261.2(b), 12 C.F.R. § 309.5(g)(8) or California state banking law) by any party to this Agreement to the extent prohibited by applicable Law; provided that appropriate substitute disclosures or actions shall be made or taken to the extent permitted by Law.

ARTICLE II

THE TRANSACTION

Section 2.1    Purchase. On the terms and subject to the conditions set forth herein, at the Closing, (a) Seller shall Transfer, or cause to be Transferred, to Purchaser U.S. Holding Company and Purchaser U.S. Holding Company shall purchase from Seller, free and clear of any Liens (other than restrictions on transfer which arise under applicable Securities Laws), the Seller Bank Capital Stock (the “Stock Sale”) and (b) Purchaser or Purchaser U.S. Holding Company shall pay or cause to be paid to Seller (or any Affiliate of Seller designated by Seller in writing) an amount equal to the Purchase Price.

Section 2.2    Closing. The closing of the Purchase and Transfer (the “Closing” and the date on which the Closing occurs, the “Closing Date”) shall take place at (a) 10:00 a.m., New York City time, remotely via electronic exchange of documents and signatures on the first (1st) Business Day of the month following the date on which each of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) have been satisfied or waived in accordance with this Agreement, or (b) such other place, time and date as the parties may mutually agree in writing. The Closing shall be deemed effective as of the Effective Time.

Section 2.3 Closing Deliverables.

(a)    At the Closing, Purchaser will deliver, or cause to be delivered, to Seller the Closing Purchase Price, by wire transfer of immediately available funds, to one or more accounts which accounts shall have been designated by Parent Seller in writing at least three (3) Business Days prior to the Closing Date.

(b)    At the Closing, Purchaser will deliver, or cause to be delivered, to Seller Bank and the Sellers:

(i)    Duly executed counterparts of the other Transaction Documents;

(ii)    The certificate referred to in Section 8.3(c);

(iii)    Written evidence satisfactory to Parent Seller that the Requisite Regulatory Approvals have been obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early; and

(iv)    All such other documents, contracts, certificates, instruments and records as may be reasonably necessary to consummate or effectuate the Transactions.

(c)    At the Closing, Seller Bank and the Sellers, as applicable, shall deliver, or cause to be delivered, to Purchaser Bank, Purchaser U.S. Holding Company and Purchaser the following:

(i)    A properly executed IRS Form W-9 from Seller; provided that Purchaser’s sole right or remedy for failure to provide such certificate shall be to make an appropriate withholding under the Code;

(ii)    Duly executed counterparts of the other Transaction Documents;

(iii)    The certificate to be delivered pursuant to Section 8.2(c);

(iv)    Certificates or, if uncertificated, other evidence of ownership, representing the Seller Bank Capital Stock, registered in the name of Purchaser U.S. Holding Company; and

(v)    All such other documents, contracts, certificates, instruments and records as may be reasonably necessary to consummate or effectuate the Transactions.

Section 2.4    Reference Statement. Annex B sets forth an illustrative statement (the “Reference Statement”) prepared in good faith by Parent Seller and Seller Bank in cooperation with Purchaser and Purchaser Bank, on the same basis as is required for the Estimated Closing Statement and the Closing Statement, setting forth (i) an estimated illustrative consolidated balance sheet of Seller Bank as of September 30, 2021, (ii) a good faith illustrative calculation of the Tangible Common Equity of Seller Bank, as of September 30, 2021 and based on such reference balance sheet, and (iii) a good faith illustrative calculation of the Closing Purchase Price assuming a Closing Date prior to January 1, 2023.

Section 2.5    Purchase Price Adjustment.

(a)    Not fewer than three (3) Business Days prior to the Closing Date, the Sellers and Seller Bank shall deliver to Purchaser and Purchaser Bank a statement setting forth (i) the Estimated Closing Balance Sheet, (ii) the Sellers and Seller Bank’s calculation of the Estimated Closing Tangible Common Equity, (iii) the Sellers and Seller Bank’s resulting calculation of the Estimated Closing Excess Tangible Common Equity, (iv) the Seller Bank Transaction Expenses, to the extent not paid by Seller or any of its Affiliates (other than Seller Bank and its Subsidiaries), as of the Estimated Closing Balance Sheet Date (the “Estimated Closing Seller Bank Transaction Expenses”) and (v) a calculation of the Closing Purchase Price, including reasonably detailed calculations thereof (the “Estimated Closing Statement”).

(b)    As soon as practicable, but in no event more than the later of seventy-five (75) days following the Closing Date, Purchaser and Purchaser Bank shall prepare and deliver to Parent Seller (i) the Closing Balance Sheet, (ii) Purchaser and Purchaser Bank’s calculation of the Closing Tangible Common Equity, (iii) Purchaser and Purchaser Bank’s resulting calculation of the Closing Excess Tangible Common Equity, accompanied by reasonably detailed calculations thereof, (iv) the Seller Bank Transaction Expenses, to the extent not paid by Parent Seller or any of its Affiliates (other than Seller Bank and its Subsidiaries), as of the day immediately preceding the Closing Date (the “Closing Seller Bank Transaction Expenses”) and (iv) a statement showing the calculation of the Purchase Price, including all the line items required to calculate the foregoing, and detailed explanations of any changes or deviations from the Estimated Closing Statement and a reconciliation of any changes in the amount of the Closing Excess Tangible Common Equity from the amount of the Estimated Closing Excess Tangible Common Equity (collectively, the “Closing Statement”). The Closing Statement shall be prepared and Closing Excess Tangible Common Equity shall be determined in accordance with this Agreement and the Reference Statement. The parties agree that the purpose of preparing the Closing Statement and determining Closing Excess Tangible Common Equity and the related consideration adjustments contemplated by this Section 2.5 is to measure the Closing Excess Tangible Common Equity and such processes are not intended to permit the introduction of judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purpose of preparing the Closing Statement or determining Closing Excess Tangible Common Equity that are inconsistent with the methodologies, assumptions, accounting policies, principles, practices and categories used in the preparation of the Reference Statement. After delivery of the Closing Statement, Parent Seller and its accountants and other representatives shall be permitted full access at reasonable times to review the Surviving Bank’s and its Subsidiaries’ books and records and any work papers related to the preparation of the Closing Statement (subject to the execution of any customary work paper access letters required by any of the representatives of Parent Seller). Parent Seller and its accountants and other representatives may make inquiries of Purchaser, the Surviving Bank, its Subsidiaries and their respective accountants and employees regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser shall use its, and shall cause the Surviving Bank and its Subsidiaries to use their, reasonable best efforts to cause any such accountants and employees to cooperate with and respond to such inquiries.

(c)    Except as otherwise expressly provided herein, the determination of the Closing Balance Sheet and the corresponding calculation of Closing Excess Tangible Common Equity will be final and binding on the parties, unless, within sixty (60) days after receipt by Parent Seller of the Closing Statement, Parent Seller shall notify Purchaser in writing of its disagreement with any amount included therein or omitted therefrom. The parties shall negotiate in good faith to resolve any such disputed items during the fifteen (15) Business Day period following the receipt by Purchaser of notice of such disagreement (such period, the “Consultation Period”), and disputed items that are resolved by written agreement of the parties in such time period shall be final and binding upon the parties, and the Closing Statement shall be updated accordingly. If the parties are unable to resolve all disputed items within the Consultation Period, the remaining disputed items will be determined by the Accounting Firm. The Accounting Firm will make its determination based solely on written submissions to the Accounting Firm by the parties and their respective Representatives or any oral presentation (or additional written materials) requested by the Accounting Firm but, in any event, not by independent review. Within ten (10) Business Days of the submission of any disputed items to the Accounting Firm, Purchaser and Parent Seller shall concurrently deliver supporting documentation (in writing) to the Accounting Firm (with a copy to the other party). The parties agree that all communications with or to the Accounting Firm will include the other party and that there will be no ex parte communications with the Accounting Firm (including with the personnel of the Accounting Firm assigned to resolve such disputes) with respect to any dispute. The parties shall instruct the Accounting Firm to render a written decision resolving such disputes within fifteen (15) Business Days after such written submissions (or, if later, the date of any oral presentations requested by the Accounting Firm), resolving only those issues in dispute specifically submitted to the Accounting Firm. In resolving any disputed item, the Accounting Firm: (i) will be bound by the applicable provisions set forth in this Agreement, including the applicable definitions and the Reference Statement, (ii) will limit its review to the disputed items submitted to the Accounting Firm in the written submissions of the parties and shall not investigate matters independently and (iii) will not assign a value greater than the greatest value, or lower than the lowest value, for such individual item claimed by any party. The fees and disbursements of the Accounting Firm will be allocated equally between Purchaser and Parent Seller. The parties agree that the resolution of disputes with respect to the calculations and amounts set forth in the Closing Statement (x) will be governed, solely and exclusively, by the procedures set forth in this Section 2.5 and (y) will be conclusive and binding on the parties when rendered by the Accounting Firm, except, in each case, in the case of Fraud, intentional misconduct or manifest error.

(d)    If the Closing Excess Tangible Common Equity (as mutually agreed by Parent Seller and Purchaser or finally determined by the Accounting Firm pursuant to Section 2.5(c)) exceeds the Estimated Closing Excess Tangible Common Equity, then Purchaser shall make or cause to be made an adjustment payment to Parent Seller in an amount equal to such excess. If the Closing Excess Tangible Common Equity (as mutually agreed by Seller and Purchaser or finally determined by the Accounting Firm pursuant to Section 2.5(c)) is less than the Estimated Closing Excess Tangible Common Equity, then Parent Seller shall make an adjustment payment to or as directed by Purchaser in an amount equal to such difference. Within ten (10) Business Days following such mutual agreement or final determination of the Closing Excess Tangible Common Equity, any payment payable pursuant to this Section 2.5(d) will be paid in immediately available funds in cash to a bank account or accounts designated by Purchaser or Parent Seller, as the case may be, at least two (2) Business Days prior to the expiration of such ten (10) Business Day period. Any payments made pursuant to this Section 2.5(d) will be treated for all Tax purposes as adjustments to the Purchase Price.

Section 2.6    Tax Treatment. Purchaser and Parent Seller acknowledge and agree that the Transfer and Purchase shall be treated for U.S. federal income tax purposes as a taxable purchase and sale of the Seller Bank Capital Stock. Notwithstanding anything to the contrary herein, Parent Seller and Purchaser agree that any items of losses, deductions or credits for U.S. federal income Tax purposes resulting from Seller Bank Transaction Expenses that are at least “more likely than not” deductible in a Seller Tax Period shall be reported as deductions allocable to a Seller Tax Period. The parties hereto agree that, for all U.S. federal and applicable state and local income Tax purposes, the transactions contemplated in this Agreement will be reported in a manner that is consistent with the treatment described in this Section 2.6, and none of the parties or any of their affiliates shall take any position on any Tax Return, or take any other reporting position, inconsistent with such treatment, unless otherwise required by any change in applicable Law or in the interpretation or application thereof, or as a result of any “determination” as defined under Section 1313 of the Code or any similar provision of applicable

U.S. state or local Tax Law, and the party taking such position shall provide prior written notice to the other party of such position and the basis thereof as promptly as reasonably practicable.

Section 2.7    Withholding. Purchaser and its Subsidiaries shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any provision of any U.S. federal, state, local or foreign Tax Law. If Purchaser determines that it or any of its Subsidiaries is required to deduct or withhold any amount from any payment to be made pursuant to this Agreement, Purchaser shall provide notice to Parent Seller of Purchaser’s intent to deduct or withhold such amount and the basis for such deduction or withholding at least thirty (30) days before any such deduction or withholding is made to the extent reasonably practicable, or shall otherwise provide such notice as promptly as reasonably practicable, and Purchaser shall reasonably cooperate with Parent Seller in order to eliminate or to reduce any such deduction or withholding, including providing a reasonable opportunity for Parent Seller to provide forms or other evidence that would mitigate, reduce or eliminate such deduction or withholding. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8    Bank Merger. Following the Effective Time, Seller Bank will merge with and into Purchaser Bank (the “Bank Merger”), with Purchaser Bank as the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Seller Bank shall cease. The parties agree that the Bank Merger shall become effective at such time following the Effective Time as Purchaser shall specify. The Bank Merger shall be implemented pursuant to an agreement and plan of merger in a customary form to be specified by Purchaser and approved by Seller (the “Bank Merger Agreement”), such approval not to be unreasonably withheld, conditioned or delayed. Prior to the Effective Time, (a) (i) Seller shall cause Seller Bank to approve the Bank Merger Agreement, (ii) Seller, as the sole shareholder of Seller Bank, shall approve the Bank Merger Agreement, and (iii) Seller shall cause the Bank Merger Agreement to be duly executed by Seller Bank and delivered to Purchaser, (b) (i) Purchaser shall cause the Purchaser Bank to approve the Bank Merger Agreement, (ii) Purchaser shall cause Purchaser U.S. Holding Company, as the sole shareholder of the Purchaser Bank, to approve the Bank Merger Agreement, and (iii) Purchaser shall cause Purchaser Bank to duly execute and deliver the Bank Merger Agreement to Seller, and (c) Seller shall cause Seller Bank, and Purchaser shall cause the Purchaser Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER BANK

Except as set forth in the corresponding sections or subsections of the disclosure schedules delivered to Purchaser Bank and Purchaser by Seller Bank prior to entering into this Agreement (the “Seller Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of the disclosure), as of the date hereof (or such other date specified in such representation or warranty), and as of the Closing Date, Seller Bank hereby represents and warrants to Purchaser Bank and Purchaser as follows:

Section 3.1    Organization, Standing and Authority.

(a)    Seller Bank is a state non-member bank duly organized, validly existing and in good standing, and chartered under, the laws of the State of California. Seller Bank has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted in all material respects and is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The deposit accounts of Seller Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all material premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or to the Knowledge of the Seller Bank threatened. Seller Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory.”

(b)    True and complete copies of the Constituent Documents of the Seller Bank, as in effect as of the date of this Agreement, have been delivered to Purchaser Bank.

Section 3.2    Capital Structure. The authorized capital stock of Seller Bank consists of (i) 20,000,000 shares of common stock, par value $0.001 per share (the “Seller Bank Common Stock”), of which 5,548,359 shares are issued and outstanding and none are held in treasury as of the date of this Agreement and (ii) 1,000,000 shares of preferred stock, par value $0.001 per share (such preferred stock, together with Seller Bank Common Stock, the “Seller Bank Capital Stock”), none of which are issued and outstanding and none are held in treasury as of the date of this Agreement. All the issued and outstanding shares of Seller Bank Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable. There are no outstanding or authorized Rights that would require Seller Bank to issue, sell or otherwise cause to become outstanding any of its Seller Bank Capital Stock, or to make a cash payment based on the value of any of its Seller Bank Capital Stock. Seller Bank does not have any commitment to authorize, issue or sell any shares of Seller Bank Capital Stock or other equity interests, and there are no shares of Seller Bank Capital Stock reserved for issuance. None of Seller Bank’s issued and outstanding shares of Seller Bank Capital Stock have been issued in violation of any preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of Seller Bank Capital Stock may vote have been issued by Seller Bank and are outstanding.

Section 3.3    Seller Bank’s Subsidiaries.

(a)    Section 3.3(a) of the Seller Disclosure Schedule lists all the Subsidiaries of Seller Bank and each such Subsidiary’s jurisdiction of formation. Each Subsidiary of Seller Bank has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted in all material respects. Each Subsidiary of Seller Bank is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. True and complete copies of the Constituent Documents of each Subsidiary of Seller Bank, each as in effect as of the date of this Agreement, have been made available to Purchaser Bank.

(b)    Seller Bank or a Subsidiary of Seller Bank has good and marketable title to the authorized and outstanding equity interests of each of Seller Bank’s Subsidiaries, free and clear of any and all Liens (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or other Transaction Documents). Section 3.3(b) of the Seller Disclosure Schedule contains a complete and accurate list of the type and number of authorized and outstanding equity interests of each Subsidiary of Seller Bank. There are no outstanding or authorized Rights that would require any of Seller Bank’s Subsidiaries to issue, sell or otherwise cause to become outstanding any of its equity interests, or to make a cash payment based on the value of any of its equity interests. None of Seller Bank’s Subsidiaries has any commitment to authorize, issue or sell any equity interests, and there are no shares of capital stock of Seller Bank’s Subsidiaries authorized or reserved for issuance. None of Seller Bank’s Subsidiaries’ issued and outstanding equity interests have been issued in violation of any preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of equity interests may vote have been issued by any of Seller Bank’s Subsidiaries and are outstanding. As of the date hereof, other than its ownership interests in the equity securities of the Subsidiaries as set forth on Section 3.3(b) of the Seller Disclosure Schedule, Seller Bank does not directly or indirectly “own” or “control” (as such terms are used within the meaning of the BHC Act and its implementing regulations) any equity securities of any other Person.

Section 3.4    Corporate Authorization and Binding Effect. The execution, delivery and performance by Seller Bank of the Transaction Documents and the Transactions have been duly and validly authorized by all necessary corporate action of Seller Bank prior to the date of this Agreement. This Agreement is a valid and legally binding obligation of Seller Bank, and the other Transaction Documents to which Seller Bank, or any of Seller Bank’s Subsidiaries is or will be a party, have been, or at Closing will be, duly executed and delivered by each such party and assuming due authorization, execution, and delivery of the Transaction Documents by the other parties thereto, constitute, or at Closing will constitute, legal, valid and binding agreements of Seller Bank and Seller Bank’s Subsidiaries, as applicable, enforceable against each such party in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles (the “Bankruptcy and Equity Exception”)).

Section 3.5    Regulatory Filings; No Defaults.

(a)    No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by Seller Bank or any of Seller Bank’s Subsidiaries in connection with the execution, delivery or performance by Seller Bank or any of Seller Bank’s Subsidiaries of the Transaction Documents to which they are a party, or to effect the Transactions, except for (i) the filing of the applications, filings or notices to or with the Governmental Authorities listed in Annex A, as applicable to Seller Bank, and approval of or non-objection to such applications, filings and notices; (ii) the Third Party Consents listed on Section 3.5(a) of the Seller Disclosure Schedule; (iii) applications, filings or notices pursuant to the securities or blue sky laws of the various states with respect to the Transfer and Purchase; and (iv) such other third party consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)    Subject to the receipt of the approvals and consents referred to in Annex A, the Third Party Consents listed on Section 3.5(a) of the Seller Disclosure Schedule and the expiration or early termination of applicable waiting periods, the execution, delivery and performance by Seller Bank and Seller Bank’s Subsidiaries of the Transaction Documents to which it is a party and the consummation by it of the Transactions do not (i) conflict with, contravene, constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a right of termination, cancellation, payment of any penalty or other amount, or acceleration of any obligation of such party or to a loss of any benefit to which such party is entitled under any provision of (A) Seller Bank’s or Seller Bank’s Subsidiaries’ Constituent Documents, (B) assuming compliance with the requirements referred to in Section 3.5(a), any applicable Law binding upon Seller Bank or Seller Bank’s Subsidiaries, other than violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or (C) assuming compliance with the requirements referred to in Section 3.5(a), any Material Contract to which Seller Bank or Seller Bank’s Subsidiaries is a party or any Permit held by Seller Bank or Seller Bank’s Subsidiaries, in each case other than violations, breaches, defaults, rights or losses which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or (ii) result in the creation or imposition of any Lien on any material assets of Seller Bank or Seller Bank’s Subsidiaries.

Section 3.6    Financial Statements; No Material Adverse Effect.

(a)    Seller Bank has previously made available to Purchaser Bank complete and correct copies of Seller Bank’s audited consolidated financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of its independent auditor) for the fiscal years ended December 31, 2020 and December 31, 2019, and complete and correct copies of Seller Bank’s unaudited consolidated financial statements for the nine month period ended September 30, 2021 (collectively, the “Financial Statements”). The Financial Statements (i) have been derived from the books and records of Seller Bank and its Subsidiaries, (ii) have been prepared in conformity with GAAP and/or requirements under applicable Law (including applicable regulatory accounting principles) applied on a consistent basis (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of Seller Bank, as of the dates thereof, and their respective results of operations and cash flows for the periods then ended (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(b)    Except (i) as reflected or reserved against in the Financial Statements (or disclosed in the notes thereto, if applicable), (ii) for Permitted Liens, (iii) for liabilities incurred in the ordinary course of business since September 30, 2021, or (iv) for liabilities that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no liabilities of Seller Bank and its Subsidiaries of any sort whatsoever of a character required under GAAP and/or requirements under applicable Law (including applicable regulatory accounting principles) to be reflected or reserved against on a consolidated balance sheet or disclosed in the notes to an audited consolidated balance sheet of Seller Bank prepared in accordance with GAAP and/or requirements under applicable Law (including applicable regulatory accounting principles).

(c)    Seller Bank and its Subsidiaries have established and maintained since January 1, 2019, and continue to maintain, a system of internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of Seller Bank’s financial reporting and the preparation of Seller Bank’s consolidated financial statements. Seller Bank has disclosed, based on its most recent evaluation of its internal accounting controls to Seller Bank’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which would adversely affect Seller Bank’s ability to record, process, summarize and report financial information for inclusion in the applicable combined financial statements and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller Bank’s internal controls over financial reporting. Since January 1, 2019, to the Knowledge of Seller Bank, no material written complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by Seller Bank and no material written complaints from Seller Bank employees regarding questionable accounting or auditing matters have been received by Seller Bank.

(d)    The allowances for loan losses and for credit losses contained in the Financial Statements were established in accordance with the practices and experiences of Seller Bank and its Subsidiaries and in accordance with the requirements of GAAP.

(e)    Since September 30, 2021, no event, occurrence or development has occurred or circumstance arisen that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(f)    Since September 30, 2021 through the date hereof, except with respect to the Transactions, the businesses of Seller Bank and its Subsidiaries were conducted, in all material respects, in the ordinary course of business.

Section 3.7    Material Contracts.

(a)    Section 3.7(a) of the Seller Disclosure Schedule contains, as of the date of this Agreement, a list of each of the following types of Contracts (other than a Benefit Plan) to which Seller Bank or any of its Subsidiaries is a party (each, a “Material Contract”):

(i)    any lease of real property that provides for annual payments of $500,000 or more by Seller Bank or any of its Subsidiaries and that is not terminable without material payment by Seller Bank or any of its Subsidiaries upon notice of 180 days or less;

(ii)    any agreement for the purchase of materials, supplies, goods, services, equipment or other assets (other than those specified elsewhere in this definition) by Seller Bank or any of its Subsidiaries that provides for either (i) annual payments of $2,500,000 or more, or (ii) aggregate payments of $5,000,000 or more;

(iii)    any material partnership or joint venture Contract with any third party, in each case other than in connection with low-income housing tax credit investments in the ordinary course of business;

(iv)    any Contract relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) under which Seller Bank or any of its Subsidiaries has or may have a material obligation or liability, in each case other than sales of portfolios of loans and mortgages in the ordinary course of business;

(v)    any indenture, promissory note, loan agreement, guarantee or other agreement or commitment for the borrowing of money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) (x) in the principal amount of $20,000,000 or more, (y) other than Related Party Contracts, and (z) other than in the ordinary course of business (it being understood and agreed that “in the ordinary course of business” for purposes of this clause (v) shall include the creation of deposit liabilities, including deposits from parent companies or affiliates, issuances or unwind of letters of credit such as Federal Home Loan Bank letter of credit, purchases of federal funds, borrowings from any Federal Home Loan Bank, sales or buy-back of certificates of deposit (including Market Linked CDs and brokered CDs), issuances of commercial papers, entry into repurchase agreements or reverse repo agreements, launches of new securitizations, use of the Net debit cap for potential intra-day needs, any other liquidity-related actions that are intended to manage liquidity in a safe and sound manner and to comply with internal liquidity metrics and satisfaction of legal requirements in the exercise of trust powers, in each case, on terms and in amounts consistent with past practice);

(vi)    other than (A) leases of real property, (B) Extensions of Credit or (C) Derivative Contracts (in the case of each of clauses (A), (B) and (C), entered into in the ordinary course of business), any Contract that creates future payment obligations on Seller Bank and any of its Subsidiaries in excess of $2,000,000 per annum and which by its terms does not terminate or is not terminable without penalty upon notice of 180 days or less;

(vii)    any Contract pursuant to which Seller Bank or any Subsidiary of Seller Bank (x) grants or obtains any right to use any material Intellectual Property, or (y) is materially restricted in the use, enforcement or registration of any Seller Bank Registered

IP, excluding, for the purposes of clauses (x) and (y), (A) any non-exclusive licenses to software, information technology services or databases that are generally commercially available on standardized terms, (B) any agreements entered into with employees, independent contractors or customers entered into on Seller Bank’s or any of its Affiliates’ standard forms made available to Purchaser or forms that are substantially similar thereto in all material respects, and (C) restrictions arising or agreed to in the course of application or prosecution of Seller Bank Registered IP and made publicly available through the applicable Governmental Authority;

(viii)    any Contract that provides for an increased payment or benefit, or accelerated vesting, upon the execution of this Agreement or the Closing or in connection with the Transactions where such increase of payment or benefit or acceleration of vesting would reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole;

(ix)    (A) any material exclusive dealing Contract, or (B) any material Contract that (x) contains express non-competition or non-solicitation covenants that materially limit the freedom of Seller Bank or its Subsidiaries (including, after the Closing, Purchaser Bank and its Subsidiaries) to compete in any line of business or with any Person or in any area or operate at any location, or (y) purports to materially limit or restrict the ability of Seller Bank or its Subsidiaries (including, after the Closing, Purchaser Bank and its Subsidiaries) to solicit clients or employees or any category of Persons, other than employee non-solicit arrangements in the ordinary course of business;

(x)    any Contract by Seller Bank or any Subsidiary of Seller Bank with Seller or any of its Affiliates (other than Seller Bank or any of its Subsidiaries) (such contracts, “Related Party Contracts”); and

(xi)    any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or property of Seller Bank or any of its Subsidiaries, taken as a whole.

(b)    Each of the Material Contracts is valid and binding on Seller Bank or its Subsidiary, as the case may be and, to the Knowledge of Seller Bank, each other party thereto, and is in full force and effect, except for failures to be valid and binding or in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no default under any such Contracts by Seller Bank or its Subsidiaries and, to the Knowledge of Seller Bank, no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Seller Bank or its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole. Seller Bank has made available to Purchaser Bank a true, correct and complete copy of each Material Contract.

Section 3.8    Property.

(a)    Section 3.8(a) of the Seller Disclosure Schedule contains a complete and accurate list of all real property owned or leased by Seller Bank or Seller Bank’s Subsidiaries, or otherwise occupied by any of them, as of the date hereof.

(b)    Except in any such case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, Seller Bank and its Subsidiaries, as applicable, (i) have good and marketable fee title to all real property owned by them (other than “other real estate owned”) free and clear of all Liens, except Permitted Liens, and have a legal, valid and enforceable leasehold interest in all real property leased or licensed by them (such owned and leased real property, the “Real Property”), (ii) to the Knowledge of Seller Bank, there are no outstanding options, rights of first offer or refusal or other pre-emptive rights or purchase rights with respect to any such Real Property and (iii) there has been no rent deferred under any lease of Real Property due to the COVID-19 pandemic or otherwise that is currently unpaid or outstanding.

(c)    Other than (a) properties for which Seller Bank or any of its Subsidiaries is landlord or sublessor or (b) properties Seller Bank or any of its Subsidiaries owns as satisfaction on a debt previously contracted, to the Knowledge of Seller Bank, there are no Persons in possession of any portion of any of the real property owned or leased by Seller Bank or any of its Subsidiaries other than Seller Bank or any Subsidiary of Seller Bank, and no Person other than Seller Bank or any Subsidiary of Seller Bank has the right to use or occupy for any purpose any portion of any of the real property owned or leased by Seller Bank or any Subsidiary of Seller Bank, except, in any such case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.9    Compliance with Laws.

(a)    Since January 1, 2019, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller Bank and its Subsidiaries, taken as a whole, each of Seller Bank and its Subsidiaries:

(i)    has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its businesses as conducted as of the date of this Agreement (collectively, “Permits”) and all such Permits are in full force and effect and are current and no suspension or cancellation of any of them is, to the Knowledge of Seller Bank, threatened;

(ii)    has been in compliance with all Laws applicable to the conduct of its businesses and the ownership and use of its assets and no event has occurred or circumstance exists that (with or without notice or lapse of time) has resulted or, to the Knowledge of Seller Bank, would reasonably be expected to result in a violation of or any claims under any AML Laws, Anticorruption Laws or Sanctions, the False Claims Act (31 U.S.C. 3729 et seq.) or other applicable Laws;

(iii)    subject to restrictions on disclosing confidential supervisory information, is not and has not been a party to or otherwise subject to any consent decree,

memorandum of understanding, written commitment or other supervisory agreement with, or ordered to pay any civil money penalty by, the Federal Reserve or the FDIC or any other Governmental Authority, nor has Seller Bank or any Subsidiary of Seller Bank been advised as of the date hereof by any Governmental Authority that it is contemplating issuing or requesting any of the foregoing, whether related to AML Laws, Anticorruption Laws, Sanctions or otherwise;

(iv)    has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law, with any applicable Governmental Authority (collectively, the “Reports”). As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), the Reports complied with the applicable Laws, the rules and regulations of any self-regulatory organization applicable to such Reports and Government Orders enforced or promulgated by the Governmental Authority with which they were filed in all material respects; and

(v)    has been in compliance with all applicable environmental Laws.

(b)    As of the date hereof, Seller Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).

(c)    BancWest Investment Services, Inc. (“Seller Investment Services”) (i) is the only Subsidiary of Seller Bank that is a registered broker-dealer and (ii) is the only Subsidiary of Seller Bank that is a registered investment adviser. No Governmental Authority has, since January 1, 2019, formally initiated any administrative proceeding or investigation (other than ordinary course examinations and inquiries) into Seller Investment Services and Seller Investment Services has not received a written “wells notice,” other written indication of the commencement of an enforcement action from the SEC, FINRA or any other Governmental Authority, or other written notice from such Governmental Authority alleging any material noncompliance with any applicable Law governing the operations of broker-dealers or investment advisers.

(d)    To the Knowledge of Seller Bank, no current director of Seller Bank or its Subsidiaries or Restricted Employee is subject to any cease and desist, censure or other similar written disciplinary order or agreement (other than those of general applicability) issued by any Governmental Authority.

(e)    As of the date hereof, Seller Bank is not aware of any reason related to Seller or its Affiliates, including Seller Bank, that gives Seller Bank reason to believe that the Requisite Regulatory Approvals will not be obtained in the ordinary course and without material delay.

Section 3.10    Derivative Instruments. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions (each, a “Derivative Contract”), whether entered into for Seller Bank’s own account, or for the account of one or more of Seller Bank’s Subsidiaries or their respective customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of Seller Bank or one of its Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither Seller Bank nor any of its Subsidiaries, nor to the Knowledge of Seller Bank any other party thereto, is in breach of any of its obligations under any Derivative Contract.

Section 3.11    Litigation. Except as (i) set forth in Section 3.11 of the Seller Disclosure Schedule or (ii) would not, individually or in the aggregate, reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole, (A) there is no Action before any Governmental Authority pending against Seller Bank or any of its Subsidiaries, and, to the Knowledge of Seller Bank, no such Action has been threatened, and (B) as of the date hereof, no such Action has been, to the Knowledge of Seller Bank, threatened or commenced that is reasonably likely to impair the ability of Seller or Seller Bank to perform their obligations under the Transaction Documents or otherwise impede or delay the consummation of the Transactions.

Section 3.12    No Brokers. Except for any fees that may be due and owing to J.P. Morgan Securities plc and Goldman Sachs Bank Europe or any of their Affiliates, which will be paid by Parent Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller Bank who might be entitled to any fee or commission from Seller Bank in connection with the Transactions.

Section 3.13    Employee Benefit Plans.

(a)    Except as would not reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole, each Seller Bank Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. No Seller Bank Benefit Plan is maintained for the benefit of employees providing services outside of the United States or is subject to the Laws of a jurisdiction other than the Laws of the United States.

(b)    Section 3.13(b) of the Seller Disclosure Schedule sets forth a complete and correct list of each material Seller Bank Benefit Plan. Seller Bank has made available to Purchaser Bank true and complete copies of each material Seller Bank Benefit Plan (or, in the case of any Seller Bank Benefit Plan that is unwritten, a description thereof) and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter, (iv) the most recently prepared actuarial report or financial statement and (v) all material filings and non-routine correspondence with a Governmental Authority since January 1, 2020.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each Seller Bank Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Seller Bank Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the Knowledge of Seller Bank, there are no existing circumstances and no events have occurred that would adversely affect the qualified status of any Seller Bank Qualified Plan or the related trust.

(d)    None of Seller Bank and its Subsidiaries nor any Seller Bank ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to (i) a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a Multiemployer Plan or (iii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Seller Bank and its Subsidiaries nor any Seller Bank ERISA Affiliate has incurred or would incur any liability that has not been satisfied in full to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan.

(e)    Except as would not reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole, with respect to each Seller Bank Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such Seller Bank Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Seller Bank Benefit Plan’s actuary with respect to such Seller Bank Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Seller Bank Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or would be expected to be incurred by Seller Bank or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such Seller Bank Benefit Plan.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all contributions required to be made to any Seller Bank Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Seller Bank Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Seller Bank when required to be so reflected.

(h)    Except as set forth in Section 3.13(h) of the Seller Disclosure Schedule, there are no pending or, to the Knowledge of Seller Bank, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Knowledge of Seller Bank, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Benefit Plans, any fiduciaries thereof with respect to their duties to the Benefit Plans or the assets of any of the trusts under any of the Benefit Plans that would result in any liability of Seller Bank or any of its Subsidiaries in an amount that would reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole.

(i)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event): (i) entitle any current or former employee, director or other service provider of Seller Bank or any of its Subsidiaries to any payment, right or other benefit, (ii) accelerate the time of payment or delivery, exercisability or vesting, or increase the amount of compensation or benefits, due to any such current or former employee, director or other service provider, (iii) require the funding or increase in the funding of any obligations under Seller Bank Benefit Plan, or (iv) result in any limitation on the right of Seller Bank or any of its Subsidiaries or, after the Closing, Purchaser or Purchaser Bank, to amend, merge, terminate, transfer or receive a reversion of assets from any Seller Bank Benefit Plan or related trust.

(j)    No Seller Bank Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

Section 3.14    Labor Matters.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no pending or, to the Knowledge of Seller Bank, threatened unfair labor practice claims or charges against Seller Bank or any of its Subsidiaries, or any strikes or other labor disputes against Seller Bank or any of its Subsidiaries. Neither Seller Bank nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any union, works council or other labor organization, or work rules or practices agreed to with any union, works council, labor organization or employee association applicable to employees of Seller Bank or any of its Subsidiaries and there are no pending or, to the Knowledge of Seller Bank, threatened organizing efforts by any union or other group seeking to represent any current or former employees of Seller Bank or any of its Subsidiaries.

(b)    Seller Bank is and since January 1, 2020 has been in compliance in all respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, worker classification, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment and workers’ compensation and WARN, except, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)    Since January 1, 2019, (i) no allegations of sexual harassment or sexual misconduct have been made in accordance with Seller Bank’s and its Affiliates’ reporting procedures against (A) an employee of Seller Bank or any of its Subsidiaries classified at or above the level of executive vice president or (B) a member of the board of directors of Seller Bank or any of its Subsidiaries, (ii) there are no actions pending or, to the Knowledge of Seller, threatened related to any allegations of sexual harassment or other sexual misconduct by (A) an employee of Seller Bank or any of its Subsidiaries classified at or above the level of executive vice president or (B) a member of the board of directors of Seller Bank or any of its Subsidiaries, and (iii) neither Seller Bank nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by (A) an employee of Seller Bank or any of its Subsidiaries classified at or above the level of executive vice president or (B) a member of the board of directors of Seller Bank or any of its Subsidiaries.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither Seller Bank nor any of its Subsidiaries has taken any action that could cause Purchaser and its Affiliates to have any liability or other obligation following the Closing Date under WARN.

Section 3.15    Taxes. Except as would not reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole:

(a)    (i) All Tax Returns that are required to be filed by or with respect to Seller Bank and its Subsidiaries (or any affiliated, consolidated, combined, unitary or similar group that includes Seller Bank or any of its Subsidiaries) have been timely filed on or before the Closing Date, taking into account any applicable extensions, and all such Tax Returns are true, correct and complete, (ii) all Taxes required to be paid by or with respect to Seller Bank and its Subsidiaries (and any affiliated, consolidated, combined, unitary or similar group that includes Seller Bank or any of its Subsidiaries) have been or will be timely paid (whether or not shown on any Tax Return) and (iii) all deficiencies asserted in writing or assessments made in writing by the relevant Taxing Authority in connection with any of the Tax Returns referred to in clause (i) have been timely paid or provisioned in full on or before the Closing Date.

(b)    Seller Bank and its Subsidiaries have complied with all applicable information reporting, collection and withholding requirements with respect to Taxes and, to the extent required by applicable Law, any collected or withheld Taxes have been timely paid to the relevant Taxing Authority.

(c)    Other than Permitted Liens, there are no Liens on Seller Bank’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(d)    No waiver of any statute of limitations with respect to Taxes of Seller Bank or any of its Subsidiaries (or any affiliated, consolidated, combined, unitary or similar group that includes Seller Bank or any of its Subsidiaries) is in effect.

(e)    No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Taxing Authority with respect to Seller Bank or its Subsidiaries that would bind Seller Bank or any of its Subsidiaries in any taxable period (or portion thereof) after the Closing.

(f)    Neither Seller Bank nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated U.S. federal income tax returns, a group of which either Seller Bank or any of its Subsidiaries was the common parent, or (ii) has any liability for Taxes of any Person (other than Seller Bank or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract (other than commercial Contracts not primarily related to Taxes (such as financing or employment Contracts with Tax gross-up obligations or leases with Tax escalation provisions)) or otherwise.

(g)    Neither Seller Bank nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code within the two (2) year period immediately preceding the date of this Agreement.

(h)    Neither Seller Bank nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)    There are no pending or threatened in writing audits, suits, claims, examinations, investigations, or other proceedings in respect of Taxes of Seller Bank or any of its Subsidiaries.

(j)    Seller Bank is not, nor has it been within the five (5) year period immediately preceding the date of this Agreement, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A) of the Code.

(k)    No jurisdiction in which Seller Bank or any of its Subsidiaries does not file a Tax Return of a particular type has asserted in writing a claim that Seller Bank or such Subsidiary is subject to Taxes of such type or required to file Tax Returns of such type in such jurisdiction.

(l)    No Subsidiary of Seller Bank is characterized as a “foreign” corporation for U.S. federal income tax purposes. Neither Seller Bank nor any of its Subsidiaries has in effect an election pursuant to Section 965(h) of the Code.

(m)    Neither Seller Bank nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after Closing Date, as a result of (i) any change in accounting method made before the Closing under Section 481(c) of the Code (or any similar provision of state, local or foreign Law), (ii) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) entered into prior to the Closing, (iii) installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing, (iv) prepaid amount received on or prior to the Closing, or (v) the deferral of any Tax obligations pursuant to the Coronavirus Aid, Relief, and Economic Security

Act or similar statutory relief, in each case, as a result of any action or transaction occurring prior to the Closing.

(n)    Nothing in this Section 3.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount, value or availability in any Tax period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit, Tax basis or other Tax asset or attribute of Seller Bank or any of its Subsidiaries, or (ii) any Tax position that Purchaser or any of its Affiliates (including, after the Closing, Seller Bank and its Subsidiaries) may take in respect of any Purchaser Bank Tax Period.

(o)    It is agreed and understood that no representation or warranty is made by Seller Bank (or its Affiliates) in respect of Tax matters in any section of this Agreement, other than this Section 3.15 and relevant parts of Section 3.13.

Section 3.16    Insurance. Seller Bank and Seller Bank’s Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of Seller Bank reasonably has determined to be prudent in accordance with reasonable market practices for similarly situated entities. Except as disclosed in Section 3.16 of the Seller Disclosure Schedule, each such material insurance policy is in the name of Seller Bank and/or one of Seller Bank’s Subsidiaries and is in full force and effect, all premiums due and payable thereon have been paid, and none of Seller Bank and any Subsidiary of Seller Bank has received written notice to the effect that any of them is in material default under any such insurance policy, and all claims thereunder have been filed in a timely fashion. There is no material claim pending under any of such policies with respect to Seller Bank or any Subsidiary of Seller Bank as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.17    Intellectual Property.

(a)    Section 3.17(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of all Seller Bank Registered IP, indicating, for each item, as applicable, the registration or application number and the applicable filing jurisdiction. Seller Bank and its Subsidiaries, taken together, are the sole and exclusive owners of all Seller Bank Registered IP, free and clear of all Liens (other than Permitted Liens), and all such Seller Bank Registered IP are subsisting and unexpired, and, to the Knowledge of Seller Bank, valid and enforceable. To the Knowledge of Seller Bank, the Seller Bank and its Subsidiaries have the right to use all Intellectual Property which is material to their respective businesses as currently conducted on the date of this Agreement.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of Seller Bank, the operation of Seller Bank’s and its Subsidiaries’ businesses as currently conducted does not infringe or misappropriate the Intellectual Property of any third party, (ii) neither Seller Bank nor any of its Subsidiaries has, within the two (2) years preceding the date hereof, received any written claim alleging that Seller Bank or any of its Subsidiaries has infringed or misappropriated the Intellectual Property of any third party; and (iii) to the Knowledge of Seller Bank, since January 1, 2019, no third party has infringed or misappropriated or is infringing or misappropriating the Intellectual Property owned by Seller Bank or its Subsidiaries.

(c)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no material proprietary software owned by Seller Bank or its Subsidiaries (x) has been placed in escrow in source code format for the benefit of a third party or (y) incorporates or is derived from software licensed under any “copyleft” license and is distributed in a manner that requires such material proprietary software to be licensed, disclosed or distributed to any third party in source code format.

(d)    It is agreed and understood that no representation or warranty is made by Seller Bank (or its Affiliates) in respect of Intellectual Property matters in any section of this Agreement, other than this Section 3.17 and applicable portions of Section 3.7 and Section 3.11.

Section 3.18    Privacy and Cyber Security.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) Seller Bank and its Subsidiaries have provided reasonable notice to their customers of their privacy and Personal Information collection and use policies, and Seller Bank and its Subsidiaries have complied with such policies, corresponding contractual requirements and all applicable Privacy Laws, including Privacy Laws relating to (A) the privacy of the users of Seller Bank’s and its Subsidiaries’ respective products, services and websites and (B) the collection, use, processing, storage and disclosure of any Personal Information collected, used, processed, stored or disclosed by Seller Bank or any of its Subsidiaries, (ii) there is no Action pending or, to the Knowledge of Seller Bank, threatened against Seller Bank or any of its Subsidiaries alleging any violation of such policies, corresponding contractual requirements or Privacy Laws, and (iii) Seller Bank and its Subsidiaries have taken commercially reasonable steps to protect and secure Personal Information against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the Knowledge of Seller Bank, within the two (2) years preceding the date hereof, there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) Seller Bank and its Subsidiaries own or have a license, service agreement or other right to use all IT Assets that are used in their respective businesses, (ii) Seller Bank IT Assets perform in accordance with their applicable specifications and in the manner required for Seller Bank and its Subsidiaries to conduct their respective businesses as currently conducted, (iii) Seller Bank and its Subsidiaries have implemented commercially reasonable procedures, and take commercially reasonable actions, to protect the confidentiality, integrity and security of Seller Bank IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption and (iv) to the Knowledge of Seller Bank, within the two (2) years preceding the date hereof, there has been no unauthorized use, access, interruption, modification or corruption of Seller Bank IT Assets (or any information or transactions stored or contained therein or transmitted thereby, including any information in respect of customers (including borrowers, depositors, clients and counterparties) of Seller Bank and its Subsidiaries).

(c)    It is agreed and understood that no representation or warranty is made by Seller Bank (or its Affiliates) in respect of IT Assets or Personal Information matters in any section of this Agreement, other than applicable portions of Section 3.7, Section 3.11, Section 3.17 and this Section 3.18.

Section 3.19    Extensions of Credit.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit (each, an “Extension of Credit”) in which Seller Bank or any Subsidiary of Seller Bank is a creditor (i) complies with all applicable Laws, (ii) has been made, entered into or acquired by Seller Bank or any Subsidiary of Seller Bank in accordance with board of director-approved loan policies, management policies and procedures or customary industry standards, as applicable, (iii) is evidenced by original promissory notes or other evidences of indebtedness, which, together with all security agreements and guarantees, are valid and legally binding obligations of Seller Bank or one of its Subsidiaries and the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by the Bankruptcy and Equity Exception) and (iv) is in full force and effect.

(b)    Section 3.19(b) of the Seller Disclosure Schedule sets forth a complete and accurate list of all Extensions of Credit that, as of September 30, 2021, were classified by Seller Bank as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch” or words of similar import. Complete and accurate copies of the currently effective lending policies and practices of Seller Bank and its Subsidiaries have been made available to Purchaser.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each outstanding Extension of Credit in which Seller Bank or any Subsidiary of Seller Bank is a creditor has been solicited and originated and is administered and, if serviced by Seller Bank, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents, Seller Bank’s or, if applicable, a Subsidiary of Seller Bank’s, underwriting standards and with all requirements of applicable Laws (including those of the Small Business Administration) and applicable requirements of any government-sponsored enterprise program; and (ii) each of Seller Bank and its Subsidiaries has properly fulfilled its contractual responsibilities and duties in any Extension of Credit in which it acts as the lead lender or servicer and has complied with its duties as required under applicable Law.

(d)    Except as would not reasonably be expected to be material to Seller Bank and its Subsidiaries, taken as a whole, since January 1, 2020 through the date hereof, there has been (i) no written demand made to Seller Bank or any of its Subsidiaries for the repurchase of any Extensions of Credit due to the alleged breach of any representation, warranty or covenant with respect to such Extensions of Credit or due to alleged fraud relating thereto, or (ii) to the Knowledge of Seller Bank and other than on account of an obligor’s insolvency or claimed insolvency, no claim in an amount in excess of $750,000 by an obligor of any Extension of

Credit asserting that the obligor is entitled to damages associated with the conduct of Seller Bank or any Subsidiary of Seller Bank in connection with such Extension of Credit.

Section 3.20    Certain Loan Matters.

(a)    Section 3.20(a) of the Seller Disclosure Schedule contains a complete and accurate list of all Extensions of Credit as of September 30, 2021, by Seller Bank and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Seller Bank or any Subsidiary of Seller Bank.

(b)    Except as disclosed in Section 3.20(b) of the Seller Disclosure Schedule, no employee, officer, director or other Affiliate of Seller Bank or any Subsidiary of Seller Bank has received an Extension of Credit providing for an interest rate below market at the time the Extension of Credit was made and each such employee, officer, director or other Affiliate of Seller Bank or any Subsidiary of Seller Bank is paying the interest rate set forth on such Extension of Credit, as applicable.

Section 3.21    Trust and Other Fiduciary Businesses. Since January 1, 2019, each of the Seller Bank and its Subsidiaries has properly administered in all material respects the accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Laws. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Seller Bank and its Subsidiaries, taken as a whole, neither the Seller Bank nor any of its Subsidiaries nor, to the Knowledge of Seller Bank, any of their current or former directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account.

Section 3.22    Seller Investment Services Advisory Client Agreements.

(a)    Each Seller Investment Services Advisory Agreement in effect as of the date hereof includes all provisions required by and complies in all material respects with the applicable provisions of the Investment Advisers Act, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Seller Investment Services Advisory Client is, to the Knowledge of Seller Bank, registered or required to be registered as an investment company under the Investment Company Act. Seller Investment Services does not sponsor any public or private investment funds.

(b)    Since January 1, 2019, Seller Investment Services has complied in all material respects with all applicable obligations, requirements and conditions of each Seller Investment Services Advisory Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)    Seller Investment Services does not provide Investment Advisory Services to any Person other than the Seller Investment Services Advisory Clients. Seller Investment Services provides Investment Advisory Services to Seller Investment Services Advisory Clients solely pursuant to written Seller Investment Services Advisory Agreements.

Section 3.23    Use of Assets. Immediately after the consummation of the Transactions, Seller Bank and its Subsidiaries will own or have the right to use, all material assets, liabilities, rights and properties used by them in the conduct of their respective businesses, in all material respects in the same manner and on the same terms as currently conducted, subject to obtaining any Third Party Consents; provided, however, that nothing in this Section 3.23 shall be deemed to constitute a representation or warranty as to the adequacy of amounts of cash or working capital of Seller Bank and its Subsidiaries (or the availability of the same) or the adequacy of employees of Seller Bank and its Subsidiaries (or the availability of the same).

Section 3.24    No Other Representations or Warranties.

(a)    Except for the representations and warranties contained in this Agreement (including any certificate or other instrument delivered in connection therewith), neither Seller Bank nor any other Person makes any other express or implied representation or warranty on behalf of Seller Bank relating to Seller Bank or any of its Subsidiaries, and Purchaser and Purchaser Bank acknowledge the same.

(b)    PURCHASER AND PURCHASER BANK ACKNOWLEDGE AND AGREE THAT, EXCEPT IN THE CASE OF FRAUD, SELLER AND SELLER BANK AND THEIR SUBSIDIARIES AND AFFILIATES WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY OR OBLIGATION TO PURCHASER AND PURCHASER BANK OR ANY OF THEIR AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO PURCHASER AND PURCHASER BANK OR ANY OF THEIR AFFILIATES, OR ANY USE BY PURCHASER AND PURCHASER BANK OR ANY OF THEIR AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PURCHASER AND PURCHASER BANK OR ANY OF THEIR AFFILIATES IN CERTAIN “DATAROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS, EXCEPT TO THE EXTENT ANY SUCH INFORMATION IS INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT (INCLUDING ANY CERTIFICATES OR OTHER INSTRUMENTS DELIVERED IN CONNECTION THEREWITH).

ARTICLE IV

REPRESENTATION AND WARRANTIES OF THE SELLERS

Except as set forth in the corresponding sections or subsections of the Seller Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of the disclosure), as of the date hereof (or such other date specified in such representation or warranty), and as of the Closing Date, each of the Sellers hereby represents and warrants to Purchaser Bank and Purchaser as follows:

Section 4.1    Organization and Standing. Each of the Sellers is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

Section 4.2    Ownership of Shares.

(a)    Parent Seller is the sole record and beneficial owner of all the issued and outstanding capital stock of Seller Intermediate Holding Company, which is the sole record and beneficial owner of all the issued and outstanding capital stock of Seller. Seller is the sole record and beneficial owner of all the issued and outstanding Seller Bank Common Stock. Seller has good and marketable and valid title to all the issued and outstanding shares of Seller Bank Capital Stock, free and clear of any and all Liens (other than any transfer restrictions imposed under Securities Laws). Except for Seller Bank Common Stock, Seller does not own of record or beneficially, or have any interest in or right to acquire, any shares of Seller Bank Capital Stock.

(b)    Parent Seller has good and marketable title to all the issued and outstanding capital stock of Seller Intermediate Holding Company, free and clear of any and all Liens (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or other Transaction Documents). Parent Seller is not a party to a signatory any shareholders’ agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any Seller Bank Capital Stock.

Section 4.3    Corporate Authorization and Binding Effect. The execution, delivery and performance by each of the Sellers of the Transaction Documents and the Transactions have been duly and validly authorized by all necessary corporate action of each of the Sellers prior to the date of this Agreement. This Agreement is a valid and legally binding obligation of each of the Sellers, and the other Transaction Documents to which such Seller is or will be a party, have been, or at Closing will be, duly executed and delivered by each such party and assuming due authorization, execution, and delivery of the Transaction Documents by the other parties thereto, constitute, or at Closing will constitute, legal, valid and binding agreements of such Seller, enforceable against such Seller in accordance with their respective terms, except as enforceability may be limited by the Bankruptcy and Equity Exception.

Section 4.4    Regulatory Filings. No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by each of the Sellers in connection with the execution, delivery or performance by each of the Sellers of the Transaction Documents to which it is a party, or to effect the Transactions, except for (i) the filing of the applications, filings or notices to or with the Governmental Authorities listed in Annex A, as applicable to such Seller, and approval of or non-objection to such applications, filings and notices and (ii) such other consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.5    No Brokers. Except for any fees that may be due and owing to J.P. Morgan Securities plc and Goldman Sachs Bank Europe or any of their Affiliates, which will be paid by Parent Seller, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Sellers or their respective Affiliates who might be entitled to any fee or commission from the Sellers or its their respective Affiliates in connection with the Transactions.

Section 4.6    Seller Bank Transaction Expenses. Parent Seller or an Affiliate of Parent Seller (other than Seller Bank and its Subsidiaries) shall be solely responsible for all Seller Bank Transaction Expenses.

Section 4.7    No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (including any certificate or other instrument delivered in connection therewith), neither the Sellers nor any other Person makes any other express or implied representation or warranty on behalf of the Sellers relating to the Sellers, and Purchaser and Purchaser Bank acknowledge the same.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER BANK

Except as set forth in the (i) Purchaser SEC and CSA Reports (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) filed after December 31, 2019 and prior to the date hereof or (ii) corresponding sections or subsections of the disclosure schedules delivered to Seller Bank and Seller by Purchaser Bank and Purchaser prior to entering into this Agreement (the “Purchaser Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of the disclosure), as of the date hereof (or such other date specified in such representation or warranty), and as of the Closing Date, Purchaser Bank hereby represents and warrants to Seller Bank and Seller as follows:

Section 5.1    Organization, Standing and Authority. Purchaser Bank is a national bank duly organized, validly existing and in good standing, and chartered under the laws of the United States. Purchaser Bank has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted in all material respects and is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. The deposit accounts of Purchaser Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Purchaser Bank has, and at all times during the past three (3) years has had, a Community Reinvestment Act rating no lower than “Satisfactory.”

Section 5.2    Corporate Authorization and Binding Effect. The execution, delivery and performance by Purchaser Bank (or any of its Affiliates that may be a party to any Transaction Document) of the Transaction Documents and the Transactions have been duly and validly authorized by all necessary corporate action of Purchaser Bank (and, if applicable, any such Affiliate) prior to the date of this Agreement. This Agreement is a valid and legally binding obligation of Purchaser Bank, and the other Transaction Documents to which Purchaser Bank is or will be a party have been, or at Closing will be, duly executed and delivered by Purchaser Bank and assuming due authorization, execution, and delivery of the Transaction Documents by the other parties thereto, constitute, or at Closing will constitute, legal, valid and binding agreements of Purchaser Bank, enforceable against Purchaser Bank in accordance with their respective terms (except as enforceability may be limited by the Bankruptcy and Equity Exception).

Section 5.3    Regulatory Filings; No Defaults.

(a)    No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by Purchaser Bank or any of its Affiliates in connection with the execution, delivery or performance by Purchaser Bank or its Affiliates of the Transaction Documents to which they are a party, or to effect the Transactions, except for (i) the filing of the applications, filings or notices to or with the Governmental Authorities listed in Annex A, as applicable to Purchaser Bank or its Affiliates, and approval of or non-objection to such applications, filings and notices and (ii) such other consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. As of the date hereof, Purchaser and its Affiliates, including Purchaser Bank, (1) are not aware of any reason related to Purchaser, its Affiliates, including Purchaser Bank, or the Transactions that gives any of them reason to believe that the Requisite Regulatory Approvals will not be obtained in the ordinary course and without material delay and (2) is compliant in all material respects with all Laws applicable to the conduct of its businesses the noncompliance with which could reasonably be expected to prevent or materially delay receipt of the Requisite Regulatory Approvals.

(b)    Subject to the receipt of the approvals and consents referred to in Annex A and the expiration or early termination of applicable waiting periods, the execution, delivery and performance by Purchaser Bank of the Transaction Documents to which it is a party and the consummation by it of the Transactions do not (i) conflict with, contravene, constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a right of termination, cancellation or acceleration of any obligation of Purchaser Bank or to a loss of any benefits to which Purchaser Bank is entitled under any provision of (A) Purchaser Bank’s Constituent Documents, (B) assuming compliance with the requirements referred to in Section 5.3(a), any applicable Law binding upon Purchaser Bank or Purchaser Bank’s Subsidiaries, other than violations that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, or (C) assuming compliance with the requirements referred to in Section 5.3(a), any material contract to which Purchaser Bank or Purchaser Bank’s Subsidiaries is a party or any Permit held by Purchaser Bank or Purchaser Bank’s Subsidiaries, in each case other than violations, breaches, defaults, rights or losses which would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect; or (ii) result in the creation or imposition of any Lien on any material assets of Purchaser Bank or Purchaser Bank’s Subsidiaries.

Section 5.4    Compliance with Laws.

(a)    Since January 1, 2019, except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect on Purchaser Bank and its Subsidiaries, taken as a whole, Purchaser Bank and each of its Subsidiaries:

(i)    has all Permits and all such Permits are in full force and effect and are current and no suspension or cancellation of any of them is, to the Knowledge of Purchaser Bank, threatened;

(ii)    has been in compliance with all Laws applicable to the conduct of its businesses and the ownership and use of its assets and no event has occurred or, to the Knowledge of Purchaser Bank, circumstance exists that (with or without notice or lapse of time) has resulted or would reasonably be expected to result in a violation of or any claims under any AML Laws, Anticorruption Laws or Sanctions, the False Claims Act (31 U.S.C. 3729 et seq.) or other applicable Laws;

(iii)    subject to restrictions on disclosing confidential supervisory information, is not a party to or otherwise subject to any consent decree, memorandum of understanding, written commitment or other supervisory agreement with, or ordered to pay any civil money penalty by, the Federal Reserve or the FDIC or any other Governmental Authority, nor has Purchaser Bank or any Subsidiary of Purchaser Bank been advised as of the date hereof by any Governmental Authority that it is contemplating issuing or requesting any of the foregoing, whether related to AML Laws, Anticorruption Laws, Sanctions or otherwise; and

(iv)    has timely filed all material Reports. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), the Reports complied with the applicable Laws, the rules and regulations and Government Orders enforced or promulgated by the Governmental Authority with which they were filed in all material respects.

(b)    As of the date hereof, Purchaser Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator).

(c)    As of the date hereof, there is no dispute or other proceeding pending between Purchaser or Purchaser Bank or any of their Subsidiaries and any community groups relating to Purchaser Bank, and, to the Knowledge of Purchaser Bank, no such dispute or other proceeding has been threatened, in each case, that could reasonably be expected to delay the receipt of, or impair the ability to obtain, all the Requisite Regulatory Approvals.

Section 5.5    No Brokers. Except for any fees which may be due and owing to Morgan Stanley & Co. LLC and BMO Capital Markets Corp., which will be paid by Purchaser Bank, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser Bank or its Affiliates who might be entitled to any fee or commission from Purchaser Bank or its Affiliates in connection with the Transactions.

Section 5.6    Litigation. Except as (i) otherwise set forth in Section 5.6 of the Purchaser Disclosure Schedule or (ii) would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, (A) there is no Action before any Governmental Authority against Purchaser Bank or its Affiliates, and, to Purchaser Bank’s Knowledge, no such Action has been threatened, and (B) to Purchaser Bank’s Knowledge as of the date hereof, no such Action has been threatened or commenced that is reasonably likely to impair the ability of Purchaser Bank to perform its obligations under the Transaction Documents or otherwise impede or delay the consummation of the Transactions.

Section 5.7    Availability of Funds. As of the date of this Agreement, Purchaser Bank has, alone or together with Purchaser, sufficient funds or access thereto, and Purchaser Bank will at the Closing have immediately available funds in cash, to pay when due all amounts payable by it hereunder and to fulfill its obligations hereunder. Purchaser Bank acknowledges that the obligations of Purchaser Bank under this Agreement are not contingent upon or subject to any conditions regarding Purchaser Bank’s, its Affiliates’, or any other Person’s ability to obtain financing or otherwise to raise capital for the consummation of the Transactions, including the payment of the Purchase Price.

Section 5.8    No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (including any certificate or other instrument delivered in connection therewith), neither Purchaser Bank nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser Bank relating to Purchaser Bank, and Seller and Seller Bank acknowledge the same.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the (i) Purchaser SEC and CSA Reports (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) filed after December 31, 2019 and prior to the date hereof or (ii) corresponding sections or subsections of the Purchaser Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of the disclosure), as of the date hereof or such other date specified in such representation or warranty, Purchaser hereby represents and warrants to Seller Bank and Seller as follows:

Section 6.1    Organization and Authority. Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

Section 6.2    Ownership of Shares.

(a)    Purchaser is the sole record and beneficial owner of all the issued and outstanding capital stock of Purchaser U.S. Holding Company. Purchaser has good and valid title to all the issued and outstanding capital stock of Purchaser U.S. Holding Company, free and clear of all Liens (other than any transfer restrictions imposed under Securities Law).

(b)    Purchaser U.S. Holding Company has good and marketable title to all the issued and outstanding shares of Purchaser Bank (“Purchaser Bank Capital Stock”), free and clear of any and all Liens (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or other Transaction Documents). Purchaser U.S. Holding Company is not a signatory to any shareholders’ agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any Purchaser Bank Capital Stock.

Section 6.3    Corporate Authorization and Binding Effect. The execution, delivery and performance by Purchaser of the Transaction Documents and the Transactions have been duly and validly authorized by all necessary corporate action of Purchaser prior to the date of this Agreement. This Agreement is a valid and legally binding obligation of Purchaser, and the other Transaction Documents to which Purchaser is or will be a party, have been, or at Closing will be, duly executed and delivered by each such party and assuming due authorization, execution, and delivery of the Transaction Documents by the other parties thereto, constitute, or at Closing will constitute, legal, valid and binding agreements of Purchaser, enforceable against such party in accordance with their respective terms, except as enforceability may be limited by the Bankruptcy and Equity Exception.

Section 6.4    Regulatory Filings; No Default.

(a)    No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by Purchaser in connection with the execution, delivery or performance by Purchaser of the Transaction Documents to which it is a party, or to effect the Transactions, except for (i) the filing of the applications, filings or notices to or with the Governmental Authorities listed in Annex A, as applicable to Purchaser or Purchaser Bank, and approval of or non-objection to such applications, filings and notices and (ii) such other consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(b)    Subject to the receipt of the approvals and consents referred to in Annex A and the expiration or early termination of applicable waiting periods, the execution, delivery and performance by each of Purchaser of the Transaction Documents to which it is a party and the consummation by it of the Transactions do not conflict with, contravene, constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a right of termination, cancellation, payment of any penalty or other amount, or acceleration of any obligation of such party or to a loss of any benefits to which such party is entitled under any provision of (A) Purchaser’s Constituent Documents; (B) assuming compliance with the requirements referred to in Section 6.4(a), any applicable Law binding upon Purchaser, other than violations that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, or (C) assuming compliance with the requirements referred to in Section 6.4(a), any material contract to which Purchaser is a party or any Permit held by Purchaser, in each case other than violations, breaches, defaults, rights or loss which would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 6.5    No Brokers. Except for any fees that may be due and owing to Morgan Stanley & Co. LLC and BMO Capital Markets Corp., which will be paid by Purchaser, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Purchaser or its Affiliates who might be entitled to any fee or commission from Purchaser or its Affiliates in connection with the Transactions.

Section 6.6    No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement (including any certificate or other instrument delivered in connection therewith), neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser relating to Purchaser, and Seller and Seller Bank acknowledge the same.

ARTICLE VII

COVENANTS

Section 7.1    Access and Reports.

(a)    To the extent permitted by applicable Law and as may be reasonable in light of Contagion Event Measures, from the date hereof until the earlier of the Closing Date and the termination of this Agreement, for the purposes of preparing for the Purchase and Transfer, the integration of Seller Bank with Purchaser Bank and the other matters contemplated by this Agreement (including, without limiting or affecting the representations and warranties and covenants and agreements set forth in Section 5.7 and Section 7.3(e), any financing or other capital raising efforts by Purchaser in connection with the consummation of the Transactions and the payment of the Purchase Price), Seller Bank shall, and shall cause its Subsidiaries to, provide to Purchaser Bank and to Purchaser Bank’s Representatives reasonable access upon reasonable prior notice and request, during Seller Bank’s normal business hours, to the officers, employees, properties, books, contracts and records relating exclusively to Seller Bank and its Subsidiaries. Purchaser Bank shall, and shall cause its Representatives to, conduct its inspections and investigations under this Section 7.1 in a manner that will not unreasonably interfere with the conduct of the business of Seller Bank and its Subsidiaries. Notwithstanding the foregoing, Seller Bank and its Subsidiaries shall not be required to disclose any information where disclosure would reasonably be expected to result in the loss of any legal privilege or contravene any Law or fiduciary or confidentiality obligations, including those related to confidential supervisory information; provided that the parties shall use commercially reasonable efforts to make other arrangements (including redacting information or making substitute disclosure arrangements) that would enable such access or furnishing of information to Purchaser Bank to occur without contravening such privilege or applicable Law. All information received pursuant to this Section 7.1 shall be governed by the terms of Section 7.5.

(b)    Following the Closing, to the extent permitted by applicable Law, Parent Seller may retain copies of books and records of Seller Bank and its Subsidiaries that will be transferred in connection with the Transactions and, with respect to any books and records for which Parent Seller does not retain copies, Purchaser Bank agrees to provide (or cause its Affiliates to provide) Parent Seller with reasonable access to such books and records and other documents that Purchaser Bank acquires pursuant to this Agreement and, to the extent permitted by applicable Law and as may be reasonable in light of Contagion Event Measures, reasonable access upon reasonable prior notice and request, during normal business hours, to its assets, properties and employees, in each case, to the extent that such access is reasonably required by Parent Seller or any of its Affiliates to (w) defend, prosecute, appeal or cooperate with any judicial, arbitral or regulatory proceeding, audit or investigation to which Parent Seller or any of its Affiliates is a party and which relates to Seller Bank or any of its Subsidiaries or otherwise to the business and affairs thereof prior to the Closing, (x) prepare financial statements or regulatory, tax or other filings of Parent Seller in respect of periods ending on or prior to the Closing Date, or (y) comply with the terms of this Agreement, any other Transaction Document, any applicable Law or request of any Governmental Authority; provided that all books, records, information and materials of Seller Bank and its Subsidiaries, including customer lists (collectively, and together with any reports, analyses, compilations, memoranda, notes and any other writings that contain, reflect or are based upon such information, “Confidential Information”), shall be subject to the confidentiality provisions of Section 7.5 and no Confidential Information may be made available to Parent Seller’s Representatives or to any of Parent Seller’s Affiliates or their respective Representatives unless such Person is informed of the confidentiality of the Confidential Information pursuant to Section 7.5 (and Parent Seller shall be liable for any failure of such Affiliates or Representatives to act in accordance with Section 7.5); provided, further, that neither Purchaser Bank nor any of its Affiliates shall be required to provide such access to the extent that doing so would reasonably be expected to result in the loss of any legal privilege or contravene any Law or fiduciary or confidentiality obligations (including those related to confidential supervisory information); provided that the parties shall use commercially reasonable efforts to make other arrangements (including redacting information or making substitute disclosure arrangements) that would enable such access or furnishing of information to Parent Seller to occur without contravening such privilege or applicable Law. Purchaser Bank agrees to (or to cause its relevant Affiliates (including Seller Bank after the Closing) to) retain and preserve all books and records and all other documents that it or they acquire pursuant to this Agreement, in compliance with all applicable Law, for seven (7) years following the creation of the applicable book, record or document.

(c)    At or prior to the Closing (to the extent permitted by applicable Law and subject to restrictions on disclosing confidential supervisory information and the confidentiality provisions of Section 7.5), to the extent that any books and records of Seller Bank and its Subsidiaries are in the possession of Parent Seller or any of its Affiliates (other than Seller Bank and its Subsidiaries) and not also in the possession of Seller Bank or any of its Subsidiaries, Parent Seller shall, and shall cause its Affiliates to, use reasonable best efforts to effect the physical and/or electronic transfer of such books and records to Seller Bank; provided that, upon prior written request of Purchaser Bank, if any such books and records are not transferred to Seller Bank on or prior to the Closing, Parent Seller and its Affiliates shall use reasonable best efforts to transfer such books and records requested by Purchaser Bank to Seller Bank following the Closing; provided, further, that to the extent any such books and records contain material that does not pertain or relate to the assets, liabilities, properties, business, conduct, personnel and/or operations of Seller Bank or its Subsidiaries, such material may be redacted from such books and records.

(d)    Notwithstanding anything to the contrary in this Agreement, Parent Seller and its Affiliates (including Seller Bank and its Subsidiaries) shall not be required to disclose any consolidated, unitary, combined or similar Tax Returns including Parent Seller or any of its Affiliates (other than (i) such Tax Returns relating solely to Seller Bank and its Subsidiaries and (ii) portions of such Tax Returns relating solely to Seller Bank and its Subsidiaries), related workpapers or other Tax information that does not relate solely to Seller Bank and its Subsidiaries; provided that, to the extent such information is otherwise required by this Agreement, Parent Seller and its Affiliates shall use reasonable best efforts to provide portions of the relevant Tax Returns or other information (or redacted versions) that relate to Seller Bank and its Subsidiaries.

Section 7.2    Conduct of the Business.

(a)    Except as (i) set forth in Section 7.2(a) of the Seller Disclosure Schedule or (ii) as may be necessary or commercially reasonable in response to a Contagion Event or Contagion Event Measures, subject to Parent Seller providing Purchaser Bank with advance notice in respect of any such action (unless it is not reasonably practicable under the circumstances to provide such prior notice, in which case Seller Bank shall provide notice to Purchaser Bank as soon as reasonably practicable), from the date hereof until the earlier of the Closing Date or the termination of this Agreement, Seller Bank shall and shall cause its Subsidiaries to carry on its businesses in the ordinary course of business in all material respects.

(b)    Except as set forth in Section 7.2(b) of the Seller Disclosure Schedule from the date hereof until the earlier of the Closing Date or the termination of this Agreement, except as (A) otherwise expressly required by this Agreement, (B) consented to in writing in advance by Purchaser Bank (which consent shall not be unreasonably withheld or delayed); provided that Purchaser Bank shall be deemed to have provided its prior written consent if it fails to acknowledge or otherwise respond to Parent Seller or Seller Bank’s request for consent within five (5) Business Days of Purchaser Bank’s receipt of such request, with all communications pursuant to this proviso to be made in accordance with Section 7.2(b), (C) required by applicable Law, (D) in response to any Contagion Event or any Contagion Event Measures, (E) with respect to Section 7.2(b)(vii), Section 7.2(b)(viii), Section 7.2(b)(x), Section 7.2(b)(xi), or Section 7.2(b)(xv), as required by a Material Contract in effect on the date hereof or (F) with respect to Section 7.2(b)(x), Section 7.2(b)(xiv) or Section 7.2(b)(xv), as required to comply with the written policies and procedures that apply to any U.S. Affiliate of Parent Seller in effect on the date hereof, including any changes thereto Seller Bank shall not and shall cause its Subsidiaries not to:

(i)    amend Seller Bank’s or any of Seller Bank’s Subsidiaries’ Constituent Documents or permit any waiver or grant any consent under such Constituent Documents, except for immaterial amendments to Constituent Documents of its Subsidiaries;

(ii)    (i) merge or consolidate with any other Person, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any division thereof or any assets, securities or property, other than (A) acquisitions of securities or other investment assets under Seller Bank’s investment portfolio consistent with Seller Bank’s investment policy in effect as of the date hereof or thereafter revised with Purchaser’s prior consent or (B) as may be deemed necessary or advisable by it in the exercise of its rights in connection with an Extension of Credit in the ordinary course, or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization, reorganization or restructuring;

(iii)    issue, transfer, award, grant or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional Rights or additional shares of capital stock of Seller Bank or any of its Subsidiaries, or any Rights relating to the same, or for which Seller Bank or any of its Subsidiaries would have any liability;

(iv)    (A) directly or indirectly adjust, split, combine, redeem, reclassify, subdivide or otherwise amend the terms of, purchase or otherwise acquire, any shares of its stock or debt securities or any Rights related to the same, (B) declare or pay any noncash dividend or make any other noncash distribution in respect of any of Seller Bank’s Capital Stock; or (C) declare or pay any cash dividend or make any other cash distribution in respect of any of Seller Bank’s Capital Stock;

(v)    pay, discharge, settle or compromise any Action or threatened Action, other than any payments, discharges, settlements or compromises that do not involve monetary damages or other settlement that would exceed $10,000,000, individually or $30,000,000 in the aggregate, in excess of reserves as they existed on the date hereof;

(vi)    other than in the ordinary course of business (it being understood and agreed that “in the ordinary course of business” for purposes of this clause (vi) shall include the creation of deposit liabilities, including deposits from parent companies or affiliates, issuances or unwind of letters of credit such as Federal Home Loan Bank letter of credit, purchases of federal funds, borrowings from any Federal Home Loan Bank, sales or buy-back of certificates of deposit (including Market Linked CDs and brokered CDs), issuances of commercial papers, entry into repurchase agreements or reverse repo agreements, launches of new securitizations, use of the Net debit cap for potential intra-day needs, any other liquidity-related actions that are intended to manage liquidity in a safe and sound manner and to comply with internal liquidity metrics and satisfaction of legal requirements in the exercise of trust powers, in each case, on terms and in amounts consistent with past practice) (A) subject any material asset of Seller Bank, or its Subsidiaries to a Lien or permit, allow or suffer to exist any Lien in respect thereof other than Permitted Liens or (B) incur any liability for borrowed money (or guarantee any indebtedness for borrowed money), or issue any debt securities, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than a Subsidiary of Seller Bank);

(vii)    dispose of any material assets (without limiting Section 7.2(b)(xi) and Section 7.2(b)(xiii), respectively, other than Intellectual Property or branches) to any person other than a Subsidiary of Seller Bank, except for sales of investment securities or Extensions of Credit, or sales of other assets, in each case in the ordinary course of business consistent with past practice or otherwise if such assets would not exceed $4,000,000, individually or $20,000,000 in the aggregate;

(viii)    other than as required by the terms of any Seller Bank Benefit Plan existing as of the date hereof, (A) increase the compensation or benefits (including severance or termination benefits) of any current or former directors, officers, employees or other service providers of Seller Bank or its Subsidiaries, other than the payment of incentive compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee’s business, in each case determined in the ordinary course of business consistent with past practice, (B) enter into, establish, adopt, terminate or amend (or commit to enter into, establish, adopt, terminate or amend) any Seller Bank Benefit Plan or any plan, program, arrangement, practice or agreement that would be a Seller Bank Benefit Plan if it were in existence on the date hereof, other than amendments to existing Seller Bank Benefit Plans in the ordinary course of business and consistent with past practice that would not increase (other than in de minimus respects) the benefits provided thereunder, (C) pay or award, or commit to pay or award, any bonuses or incentive compensation to any current or former directors, officers, employees or other service providers, other than the payments contemplated in clause (A) above, (D) take any action to amend or waive any performance vesting criteria or accelerate the vesting, payment, exercisability or funding under any Seller Bank Benefit Plan, (E) hire, promote or terminate (other than for cause) any Restricted Employee (or, in the case of new hires, any employee who would be a Restricted Employee), or pay any severance, termination pay or benefits to any employee without obtaining an effective comprehensive general release of claims against Seller Bank and its Subsidiaries, (F) transfer or commit to transfer the employment of any employee of Seller Bank or its Subsidiaries to Seller or its Affiliates (other than Seller Bank or its Subsidiaries) or transfer or commit to transfer the employment of any employee of Seller or its Affiliates (other than Seller Bank or its Subsidiaries) to Seller Bank or its Subsidiaries, (G) enter into, establish or adopt any collective bargaining or similar agreement with any union, works council or other labor organization, or (H) fund any rabbi trust or similar arrangement;

(ix)    other than the capital expenditures pre-approved by Purchaser Bank in writing, undertake or authorize any capital expenditures pursuant to a Material Contract that are, in the aggregate, in excess of $40,000,000, other than capital expenditures necessary for safety and soundness purposes;

(x)    change any method of financial accounting or accounting practice or policy, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Governmental Authority responsible for regulating Seller Bank or any of its Subsidiaries;

(xi)    except for non-exclusive licenses and the expiration of Intellectual Property in the ordinary course of business, sell, assign, dispose of, abandon, allow to expire, license or transfer any of its material Intellectual Property;

(xii)    (A) make, change or revoke any material Tax election, (B) change any material method of Tax accounting, (C) change any material Taxable year or period, (D) enter into any material closing agreement with respect to Taxes, (E) file any material amended Tax Return, (F) settle or compromise any material Tax claim or assessment or (G) surrender any material claim for a refund of Taxes; provided that any action otherwise prohibited by this Section 7.2(b)(xii) shall not be prohibited with respect to any affiliated, consolidated, combined, unitary or similar group that includes Parent Seller and/or one or more of its Subsidiaries (other than a group consisting solely of Seller Bank and/or one or more of its Subsidiaries) if such action would not reasonably be expected to increase the liability for Taxes, or reduce any Tax attributes, of Seller Bank or any of its Subsidiaries or Purchaser or any of its Subsidiaries (including, after the Closing, Seller Bank or any of its Subsidiaries), in each case, by more than a de minimis amount;

(xiii)    make application for the opening, relocation or closing of any, or open, relocate, sell or close any, branch or automated banking facility of Seller Bank, other than in the ordinary course of business and with respect to those pending or planned as of the date of this Agreement and set forth in Section 7.2(b)(xiii) of the Seller Disclosure Schedule, or permit the revocation or surrender by Seller Bank or any Subsidiary of Seller Bank of its certificate of authority to maintain any such facility, except as may be required by any Governmental Authority;

(xiv)    enter into any material new line of business or change in any material respect its lending, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except (A) as required by applicable Law, (B) as otherwise may be requested by a Governmental Authority or (C) as necessary for safety and soundness purposes;

(xv)    except in the ordinary course of business, (x) amend, modify or change any material investment practices of Seller Bank or any Subsidiary of Seller Bank or (y) make any change in any material respect to the investment portfolio of Seller Bank or any Subsidiary of Seller Bank in terms of duration, credit, quality or type of interests, except as required by applicable Law and ordinary course changes to policies or practices in response to changes in the market for similar items;

(xvi)    (A) materially amend, waive, modify or consent to the termination of any Material Contract except in the ordinary course of business and renewals of Material Contracts in accordance with the applicable terms of such Contract or without material adverse changes of terms with respect to Seller Bank and its Subsidiaries, (B) enter into any Contract that would have been a Material Contract if in effect as of the date hereof except (x) entry into any Contract to replace a Material Contract that Seller Bank does not reasonably expect will materially reduce the expected business or economic benefits to, or impose additional material obligations on, Seller Bank and its Subsidiaries under such Contract and (y) other than in the case of Material Contracts that are such pursuant to Section 3.7(a)(iii), (iv), (ix), (x) or (xiii), in the ordinary course of business, or (C) enter into any Contract with any Affiliate or, other than the provision of customary intercompany services consistent with past practice, engage in any transaction with any Affiliate (other than solely by and among Seller Bank and its Subsidiaries);

(xvii)    knowingly take any action (including a business acquisition, sale or other strategic transaction) that, or knowingly fail to take any action within its reasonable control if such failure, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions, or materially impair the Seller Bank’s ability to perform its obligations under this Agreement or consummate the Transactions on a timely basis;

(xviii)    knowingly take any action that is intended or reasonably likely to result in any of the conditions set forth in Article VIII not being satisfied; or

(xix)    authorize, announce an intention, or enter into any agreement or commitment with respect to any of the foregoing.

(c)    During the period through the Closing Date or earlier termination of this Agreement, except as (A) otherwise expressly contemplated by the Transaction Documents, (B) consented to in writing in advance by Parent Seller (which consent shall not be unreasonably withheld or delayed), or (C) required by applicable Law, Purchaser and Purchaser Bank shall not:

(i)    amend the Constituent Documents of Purchaser, Purchaser Bank or any of Purchaser Bank’s Subsidiaries in a manner that would impair Purchaser’s or Purchaser Bank’s ability to perform their obligations under the Transaction Documents or consummate the Transactions on a timely basis;

(ii)    knowingly take any action (including a business acquisition, sale or other strategic transaction) that, or knowingly fail to take any action within its reasonable control if such failure, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions, or materially impair Purchaser’s or Purchaser Bank’s ability to perform their obligations under this Agreement or consummate the Transactions on a timely basis;

(iii)    knowingly take any action that is intended or reasonably likely to result in any of the conditions set forth in Article VIII not being satisfied; or

(iv)    authorize, announce an intention, or enter into any formal or informal agreement or commitment with respect to any of the foregoing.

Section 7.3    Efforts; Regulatory Filings and Other Actions.

(a)    During the period from the date hereof continuing through the Closing, the Sellers, Seller Bank, Purchaser and Purchaser Bank shall and shall cause their respective Subsidiaries and Affiliates to cooperate and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions, and to cooperate with the other party in connection with the foregoing, including, without limitation, to prepare as promptly as practicable all documentation, to make all filings and to obtain all consents, approvals, waivers, Permits and other authorizations of all Governmental Authorities (and the expiration or termination of all statutory waiting periods in respect thereof) required to consummate the Transactions, including those described in Annex A attached hereto (the “Requisite Regulatory Approvals”), and shall make all necessary filings in respect thereof as promptly as practicable, but in any event, with respect to U.S. and Canadian bank regulatory approvals or non-objection notices in respect of the Purchase and Transfer and the Bank Merger, within thirty (30) days of the date of this Agreement, subject to timely receipt by Purchaser and Purchaser Bank of all necessary information from the Sellers and Seller Bank. In furtherance of the foregoing, Purchaser and Purchaser Bank shall and shall cause their respective Subsidiaries and Affiliates to take or commit to take any and all actions and agree to any restrictions or conditions, including conditions related to operations or capital, imposed by a requisite Governmental Authority in order to obtain the foregoing Requisite Regulatory Approvals; provided, however, that notwithstanding any other provision of this Agreement that may be to the contrary, Purchaser and Purchaser Bank shall not be required to take any action, or commit to take any action, or agree to any condition or restriction (a “Materially Burdensome Condition”), that would, individually or in the aggregate, result in a material adverse effect on Purchaser and its Subsidiaries (measured on a pro forma basis giving effect to the Transactions); provided, further, that requirements or other conditions imposed by any Governmental Authority, including the Federal Reserve, OCC or any other U.S. or Canadian banking regulatory authority with respect to the receipt of the Requisite Regulatory Approvals, to comply with requirements, conditions or other commitments that reasonably would be anticipated to be included in any approval order issued by any such Governmental Authorities or any other requirements, conditions or other commitments similar to those contained in prior approval orders issued by any such Governmental Authorities in transactions similar to the Transactions shall not be a Materially Burdensome Condition.

(b)    Each party shall, subject to applicable Law, (i) permit counsel for the other party to review in advance any proposed filing, application, correspondence or other written communication to any Governmental Authority in connection with the Transactions, (ii) consider in good faith the views of the other party or its counsel with respect to any such filing, application, correspondence or other written communication, and (iii) provide counsel for the other party with copies of all filings, applications or other written submissions made by such party, and all material correspondence between such party (and its advisors) with any Governmental Authority and any other information supplied by such party and such party’s Affiliates to a Governmental Authority or received from such a Governmental Authority in connection with the Transactions, in each case in such a manner as may be reasonable under the circumstances during a Contagion Event; provided, however, that materials may be excluded or redacted as necessary (A) to comply with applicable Law, or (B) to address reasonable privilege or confidentiality concerns. Each party agrees that it will use reasonable best efforts to (1) keep the other party apprised of matters with respect to all applications and notices to Governmental Authorities related to the Transactions and developments related thereto, and (2) give the other party reasonable advance notice of, and except as may be impermissible due to the anticipated discussion of a party’s confidential supervisory information, allow the other party to participate in, any substantive meetings or discussions held with any Governmental Authority (other than routine or local supervisory team meetings or discussions) concerning such applications or notices to Governmental Authorities related to the Transactions (and give due consideration in good faith to any reasonable request of the other party with respect to any such participation); provided, that such participation is not objected to by such Governmental Authority. The parties covenant and agree not to extend any waiting period associated with any Requisite Regulatory Approval or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other party hereto.

(c)    Purchaser and Purchaser Bank further covenant and agree with respect to any threatened or pending preliminary or permanent Government Order that would adversely affect the ability of the parties hereto to consummate the Transactions or obtain any Requisite Regulatory Approval, to use their reasonable best efforts to take, and shall cause their respective controlled Affiliates to use their reasonable best efforts to take, all actions required, necessary or advisable to prevent the entry, enactment or promulgation thereof, as the case may be.

(d)    In the event that any Action is commenced after the date hereof challenging any of the parties’ rights to consummate the Transactions or obtain any Requisite

Regulatory Approval, the parties shall take all reasonable actions necessary and appropriate to contest such Action.

(e)    For the avoidance of doubt, and notwithstanding anything else in this Agreement, the obligations of Purchaser and Purchaser Bank to satisfy its obligations under this Agreement and consummate the transactions provided for in this Agreement are not subject to any financing or capital raising condition or contingency.

(f)    Each party represents, warrants and agrees that any information furnished by it for inclusion in any regulatory application will to its Knowledge be true and complete in all material respects as of the date so furnished.

(g)    The Sellers shall, and shall cause their Affiliates (including Seller Bank and its Subsidiaries) to, use reasonable best efforts to obtain all Third Party Consents as soon as practicable; provided that notwithstanding anything to the contrary in this Agreement, in no event shall the Sellers or any of their Affiliates (including Seller Bank and its Subsidiaries) be required to make or agree to make any payments to any third party, concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, defend or participate in any Action, in each case in connection with obtaining the Third Party Consents.

Section 7.4    Notice of Changes. To the extent permitted by applicable Law, each party hereto shall keep the other party apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of any material notices or other communications received by such party or, to the Knowledge of such party, its Representatives from any third party or any Governmental Authority with respect to the consummation of the Transactions. Each party shall give prompt notice to the other party of any development or combination of developments that, individually or in the aggregate, is reasonably likely to (i) cause it to fail to comply with or satisfy in any material respect any covenant, condition or agreement under this Agreement or (ii) prevent, materially delay or materially impair its ability to consummate the Transactions; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties, the conditions to the obligations of the parties under this Agreement or any remedies for any breach of the representations, warranties, covenants or agreements herein. Each party shall give prompt notice to the other party of any fact, event or circumstance known to it that is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, (x) with respect to the Sellers, Seller Bank or any of Seller Bank’s Subsidiaries, (A) to result in any Material Adverse Effect, (B) to result in the failure of the satisfaction of the conditions to Closing or make the satisfaction of any of the foregoing impossible or unlikely; or (C) to prevent, materially delay or materially impair the ability of the Sellers, Seller Bank or any of Seller Bank’s Subsidiaries to consummate the Transactions; and (y) with respect to Purchaser, Purchaser Bank or any of Purchaser Bank’s Subsidiaries, (A) to result in any Purchaser Material Adverse Effect; (B) to result in the failure of the satisfaction of the conditions to Closing or make the satisfaction of any of the foregoing impossible or unlikely; or (C) to prevent, materially delay or materially impair the ability of Purchaser, Purchaser Bank or any of Purchaser Bank’s Subsidiaries to consummate the Transactions.

Section 7.5    Confidentiality. Each of the Sellers, Seller Bank, Purchaser and Purchaser Bank acknowledges that the information provided to it, its Affiliates or their Representatives (the “Receiving Party”) by the other party, such party’s Affiliates or their Representatives (the “Disclosing Party”) prior to the Effective Time in connection with this Agreement is subject to the Confidentiality Agreement. As of the Effective Time, the Confidentiality Agreement shall terminate. Following the Effective Time, all confidential information relating to the Disclosing Party and its Affiliates which was provided or conveyed to or obtained by Receiving Party in accordance with the Confidentiality Agreement and any other information that the Disclosing Party furnished or furnish to the Receiving Party, or that Seller Bank and its Subsidiaries have maintained after the Closing or that the Sellers or any of their Affiliates retains or receives pursuant to Section 7.1, including any technical, scientific, trade secret or other proprietary information of a Disclosing Party (including Seller Bank and its Subsidiaries) with which the Receiving Party came or comes into contact in the course of the negotiation and consummation of the Transactions or retains or receives pursuant to Section 7.1, whether before or after the date of the Confidentiality Agreement, together with any reports, analyses, compilations, memoranda, notes and any other writings prepared by a Disclosing Party that contain, reflect or are based upon such information, shall be and continue to be kept confidential by the Receiving Party for a period of two (2) years following the Closing Date, except (i) pursuant to a Government Order, as required in any Action, or as otherwise required by applicable Law or administrative process (in which case the Receiving Party shall provide the Disclosing Party prompt notice thereof to the extent legally permissible and practical and shall cooperate with the Disclosing Party so that the Disclosing Party may seek a protective order or other appropriate remedy); (ii) for information that is or becomes generally available to the public other than as a result of a breach of this Section 7.5 or the Confidentiality Agreement; and (iii) to the extent that such information is or has become known to the Person receiving such information on a non-confidential basis from a source who to the Knowledge of such Receiving Party is not breaching any contractual, legal or fiduciary obligation by making such disclosure (in the case of information relating to Seller Bank or its Subsidiaries, this clause (iii) shall apply only to the extent that Parent Seller comes to know such information after the Closing Date), and such Receiving Party shall not use, and shall cause its Affiliates not to use, the information described in this Section 7.5 in connection with the conduct of its or its Affiliates’ businesses or for any other purpose, except as required for financial or tax reporting or by applicable Law or as necessary to enforce the Receiving Party’s or Seller Bank’s and its Subsidiaries’ (following the Closing) rights and remedies under this Agreement or the other Transaction Documents; provided, however, that following the Closing, Purchaser Bank shall be deemed to be the Disclosing Party, and Parent Seller shall be deemed to be the Receiving Party, for purposes of all information of or relating to Seller Bank and its Subsidiaries.

Section 7.6    Publicity. During the period from the date of this Agreement continuing through the Closing, Purchaser, Purchaser Bank, the Sellers and Seller Bank shall, and shall cause their respective Affiliates to, consult with each other before issuing any press release or public statement or making any other public disclosure related to this Agreement and the Transactions and shall not issue any such press release or public statement or make any other such public disclosure without the prior written consent of Purchaser or Parent Seller, as the case may be, which shall not be unreasonably withheld, delayed or conditioned; provided that nothing in this Section 7.6 shall be deemed to prohibit Purchaser and Purchaser Bank or the Sellers and Seller Bank or any of their respective Affiliates from making any disclosure necessary in order to satisfy its disclosure obligations imposed by applicable Law or any stock exchange or self-regulatory organization so long as it makes a good faith attempt to provide the other party with prior notice of any such disclosure and address any comments or concerns raised by the other party in good faith.

Section 7.7    Non-Compete.

(a)    During the period beginning on the Closing Date and ending on the second (2nd) anniversary thereof, Parent Seller and its controlled Affiliates shall not, directly or indirectly, own an equity interest in, or manage, operate or control, any Person engaged in or otherwise engage in a Restricted Banking Business in the Restricted Territory (a “Competing Banking Business”).

(b)    For the avoidance of doubt, notwithstanding the foregoing, nothing in this Section 7.7 shall prohibit or in any way limit the following:

(i)    the provision of services or products by any Person other than Parent Seller or any of its controlled Affiliates;

(ii)    the ability of Parent Seller and its controlled Affiliates to manage, operate or control, the existing U.S. businesses of Parent Seller and its controlled Affiliates (other than Seller Bank and its Subsidiaries in substantially the form currently existing), including commercial, investment banking and asset management operations and activities of Parent Seller and its controlled Affiliates and the operation of, and activities conducted by, its U.S. branches or any other U.S. office or businesses of Parent Seller and its controlled Affiliates (other than Seller Bank and its Subsidiaries);

(iii)    Parent Seller or any of its Affiliates from, directly or indirectly, acquiring (whether by merger, consolidation or otherwise), owning or holding any of the outstanding securities of any Person domiciled and primarily operating outside of the United States, whether or not such Person is also engaged in, manages, controls or operates a Competing Banking Business;

(iv)    Parent Seller or any of its Affiliates from engaging in or operating any online or digital retail banking business or acquiring, owning or holding any of the outstanding securities of any Person, whether or not in the United States, primarily engaged in any online or digital retail banking business;

(v)    Parent Seller or any of its Affiliates from acquiring, owning or holding any of the outstanding securities of any Person, whether or not domiciled and primarily operating in the United States; provided, that (x) if the Person operates in the Restricted Territory, Parent Seller or any of its Affiliates does not “control” such Person within the meaning of the BHC Act and the Federal Reserve’s regulations and guidance thereunder and (y) with respect to any Person that is a “bank” or “bank holding company” as defined in the BHC Act (other than any Person in which Parent Seller or any of its Affiliates have an investment as of the date of this Agreement which becomes, after the date hereof, a bank or bank holding company, as so defined), Parent Seller or any of its Affiliates shall not acquire, own or hold, five percent (5%) or more of the outstanding securities of such Person;

(vi)    Parent Seller or any of its Affiliates from acquiring, owning, holding or exercising rights of ownership with respect to a security in a fiduciary, custodial or agency capacity or otherwise for the benefit of or on behalf of clients or other unaffiliated beneficiaries;

(vii)    Parent Seller or any of its Affiliates from, directly or indirectly, acquiring (whether by merger, consolidation or otherwise) a Person that operates or engages in a Competing Banking Business if such Competing Banking Business represents no more than twenty percent (20%) of such Person’s business (measured, for purposes of this clause Section 7.7(b)(vii), based on the percentage of total assets of the Competing Banking Business in the Restricted Territory relative to the overall consolidated total assets of the Person acquired as of the end of the most recent fiscal quarter prior to the date of entering into the agreement providing for the applicable acquisition) (such percentage, the “Competing Banking Business Equity Threshold”); provided, that Parent Seller and its Affiliates may acquire any Person engaged in a Competing Banking Business so long as Parent Seller or its Affiliates, as applicable, agree to divest assets of the Competing Banking Business such that the percentage of the total assets of the Competing Banking Business is less than the Competing Banking Business Equity Threshold within two (2) years of the consummation of the acquisition; or

(viii)    Parent Seller or any of its Affiliates from undertaking general advertising or marketing campaigns.

(c)    Following the Closing, Parent Seller shall not, and shall cause its controlled Affiliates not to, use any customer lists of Seller Bank or any Subsidiary of Seller Bank in connection with the operation of their businesses, which customer lists shall, for the avoidance of doubt, not include the commercial and investment banking clients of Parent Seller and its Affiliates.

(d)    For the avoidance of doubt, this Section 7.7 (other than subsection (d)) shall not apply to (i) any controlled Affiliate if Parent Seller ceases to control, directly or indirectly, such Affiliate and (ii) any private equity or other fund sponsor and its individual funds and portfolio companies that are controlled, sponsored or managed by Parent Seller or its Affiliates.

(e)    Nothing in this Agreement shall require any party or any of its Affiliates to terminate any instruments, accounts or agreements of or with any customer or client in effect as of the date hereof, or prohibit or otherwise limit any of them from either accepting or making deposits and withdrawals to and from such accounts or performing their respective binding obligations in effect on the date hereof and as of the Closing Date under such instruments or agreements.

(f)    If any provision contained in this Section 7.7 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 7.7, but this Section 7.7 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that, if any of the restrictions or covenants contained in this Section 7.7 are held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, the parties shall construe and interpret or reform this Section 7.7 to provide for a covenant having the maximum enforceable geographical area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

Section 7.8    Employee Non-Solicitation. During the period beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date:

(a)    neither Parent Seller nor any of its controlled Affiliates shall, directly or indirectly, solicit for employment or employ any Current Employee; provided, however, that nothing herein shall prohibit Parent Seller or any of its Affiliates from repatriating or otherwise relocating any employees of Parent Seller or any of its Affiliates located in the U.S., including any Current Employee who is an expatriate and, in his or her sole discretion, exercises the right under his or her employment agreement to be repatriated or relocated by Parent Seller in the event of a change of control at Seller Bank or its Subsidiaries, as applicable; and provided, further, that nothing herein shall be deemed to prohibit any of Parent Seller or its controlled Affiliates (or any of their controlled Affiliates) from conducting any general solicitation or general recruitment effort conducted by a third party and not targeted at any such Current Employees or prohibit the solicitation or employment of any Current Employee that (1) was terminated by Purchaser Bank or any of its Affiliates (including, after Closing, Seller Bank and its Subsidiaries), or (2) voluntarily resigned from the employ of Purchaser Bank or any of its Affiliates after the Closing (including, after Closing, Seller Bank and its Subsidiaries) and has not been employed by Purchaser Bank or any of its Affiliates for at least six (6) months prior to the date of such employment; and

(b)    neither Purchaser nor any of its controlled Affiliates (including, after Closing, Seller Bank and its Subsidiaries) shall, directly or indirectly, solicit for employment any employee of Parent Seller or any of its controlled Affiliates with which Purchaser or any of its controlled Affiliates was first made aware of, or first came into contact with, in connection with the Transactions; provided, however, that nothing herein shall be deemed to prohibit any of Purchaser or any of its controlled Affiliates from conducting any general solicitation or general recruitment effort conducted by a third party and not specifically targeted at any such employee of Parent Seller or its controlled Affiliates or prohibit the solicitation or employment of any such employee that (1) was terminated by Parent Seller or any of its Affiliates, or (2) voluntarily resigned from the employ of Parent Seller or any of its Affiliates and has not been employed by Parent Seller or any of its Affiliates for at least six (6) months prior to the date of such employment.

Section 7.9    Taxes.

(a)    Indemnification. From and after the Closing,

(i)    Parent Seller shall pay or cause to be paid and hereby agree to indemnify and hold Purchaser Indemnified Parties harmless from and against any Seller Indemnified Taxes.

(ii)    Seller shall be entitled to any refunds of Taxes (whether in the form of cash received or a credit against Taxes otherwise payable) received by Seller Bank or any of its Subsidiaries in respect of the Seller Tax Period, except to the extent the entitlement to such refund (A) was reflected in Closing Tangible Common Equity or (B) arises as a result of a carryback to any Seller Tax Period of any net operating loss, capital loss or other Tax attribute arising in a Purchaser Bank Tax Period (or, in the event of a Straddle Period, the netting of such Tax attributes arising in a Purchaser Bank Tax Period against income or gain arising in a Seller Tax Period), in each case, net of cost and reasonable expenses.

(iii)    In the case of any Taxes that are payable for a Straddle Period, the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (A) in the case of any Taxes not based on net income or on receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the date hereof and the denominator of which is the number of days in the entire Straddle Period and (B) in the case of any Taxes based on net income or on receipts (e.g., sales and use Taxes), be deemed equal to the amount which would be payable if the relevant taxable period ended on the date hereof. To the extent any income of Seller Bank or any of its Subsidiaries is attributable to an interest in an entity or arrangement classified as a partnership or other “flow-through” entity for Tax purposes, such entity or arrangement shall be treated for purposes of this Agreement as if its taxable year ended on the Closing Date and Taxes attributable to the income and gain of each such entity through the Closing Date shall be considered to be attributable to the portion of the taxable period ending on the Closing Date.

(iv)    For the avoidance of doubt, no Person shall be entitled to recover more than once with respect to the same amount (i.e., no double-counting).

(b)    Tax Returns. Seller shall, at its own expense, be responsible for preparing and filing (i) all Tax Returns of Seller Bank and its Subsidiaries for all periods ending on or prior to the Closing Date that are required to be filed on or prior to the Closing Date (taking into account any applicable extensions) (“Seller Bank Tax Returns”) and (ii) all Tax Returns that include Seller Bank or any of its Subsidiaries, on the one hand, and Seller or any of its Affiliates other than Seller Bank and its Subsidiaries, on the other hand (“Combined Tax Returns” and, together with Seller Bank Tax Returns, “Seller Tax Returns”). All Seller Tax Returns shall be prepared on a basis consistent with the past practices of Seller or its applicable Affiliate except to the extent (i) failure to do so would not reasonably be expected to adversely affect Purchaser or any of its Affiliates (including Seller Bank and its Subsidiaries) or (ii) otherwise required by a change in Law. Seller shall deliver, or cause to be delivered, to Purchaser each Seller Tax Return (or in the case of any Combined Tax Returns, the relevant portions thereof relating solely to Seller Bank and its Subsidiaries, subject to Section 7.1(c)) at least thirty (30) calendar days (twenty-five (25) calendar days in the case of corresponding U.S. state or local returns

(“Corresponding Returns”)) prior to the due date thereof (taking into account any extensions thereof) and shall reflect on the filed return any reasonable comments received from Purchaser in writing within twenty (20) calendar days (fifteen (15) calendar days in the case of Corresponding Returns) following the date such Tax Returns are delivered by Seller to Purchaser. Seller shall file or cause to be filed all Seller Tax Returns and shall pay or cause to be paid any Seller Indemnified Taxes shown as due on such Seller Tax Returns. Purchaser shall prepare and file all Tax Returns of Seller Bank and its Subsidiaries that are not Seller Tax Returns (“Purchaser Tax Returns”), and pay or cause to be paid any Taxes shown as due on such Tax Returns (subject to Purchaser’s right to indemnification for Seller Indemnified Taxes). Purchaser Tax Returns for any Seller Tax Period or Straddle Period shall be prepared in a manner consistent with the past practices of the relevant entity except to the extent (i) failure to do so would not reasonably be expected to adversely affect Seller or any of its Affiliates, (ii) otherwise required by a change in Law, or (iii) Purchaser reasonably determines that there is not at least “substantial authority” for a material position reflected on such Tax Return, provided, that Purchaser shall provide Seller at least twenty (20) days to provide a written tax opinion, in form and substance reasonably acceptable to Purchaser, of a nationally recognized law firm or accounting firm experienced in Tax matters, concluding that there is at least “substantial authority” (as defined under Section 6662 of the Code (or successor provisions thereof)) for such position, and Purchaser agrees notwithstanding the provisions of Section 7.9(c) to file such Tax Return in a manner consistent with such written tax opinion. No later than two (2) Business Days prior to the due date (taking into account extensions) for Purchaser filing any Tax Return pursuant to this Section 7.9(b), Seller shall, or shall cause its Affiliates to, pay to Purchaser an amount equal to any Seller Indemnified Taxes shown as due and payable with respect to such Tax Return.

(c)    Seller Review of Tax Returns. With respect to any Purchaser Tax Return reflecting more than a de minimis amount of Seller Indemnified Taxes, Purchaser shall provide Seller with copies of such Tax Return promptly after Purchaser has prepared such Tax Return but in no event later than thirty (30) calendar days (twenty-five (25) calendar days in the case of Corresponding Returns) prior to the due date (taking into account extensions) for filing such Tax Return, provided, that in the case of any Tax Return required to be filed on a monthly basis, Purchaser shall provide Seller with copies of such Tax Return reasonably in advance of the due date therefor. If Seller disputes any items shown on any such Tax Return affecting Seller Indemnified Taxes, Seller shall notify Purchaser within twenty (20) calendar days (fifteen (15) calendar days in the case of Corresponding Returns) after receiving such Tax Return. Purchaser and Seller shall negotiate in good faith and use commercially reasonable efforts to resolve any disputed items prior to the due date (taking into account extensions) for filing such Tax Return. In the event that Purchaser and Seller are unable to resolve any disputed items prior to the due date for filing such Tax Return, (i) Purchaser shall be permitted to file such Tax Return reflecting Purchaser’s position with respect to any disputed items, (ii) as promptly as practicable following the filing of such Tax Return, Seller and Purchaser shall cause the Accounting Firm to resolve such dispute (the costs and expenses of which shall be borne equally by the parties), and (iii) to the extent necessary, Purchaser shall file an amended Tax Return to reflect the resolution of such disputed items by the Accounting Firm. No later than two (2) Business Days prior to the due date (taking into account extensions) for Purchaser filing any Tax Return pursuant to this Section 7.9(c), Seller shall, or shall cause its Affiliates to, pay to Purchaser an amount equal to any Seller Indemnified Taxes shown as due and payable with respect to such Tax Return.

(d)    Transfer Taxes. All Transfer Taxes shall be borne and paid fifty percent (50%) by Purchaser and its Subsidiaries, on the one hand, and fifty percent (50%) by Seller and its Subsidiaries (other than Seller Bank or any of its Subsidiaries), on the other hand. The party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Returns to the other party. Purchaser and Seller shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(e)    Tax Sharing Agreements. Effective as of no later than the Closing, any and all Tax sharing or allocation agreements or arrangements to which Seller Bank or any of its Subsidiaries is a party (other than any customary Tax indemnification provisions contained in commercial Contracts not primarily related to Taxes (such as financing or employment Contracts with Tax gross-up obligations or leases with Tax escalation provisions)) shall be terminated, such that none of Purchaser or any of its Affiliates (including, after the Closing, Seller Bank and its Subsidiaries) shall have any further liability thereunder. The parties to any such terminated agreement or arrangement shall, immediately prior to such termination, pay all amounts accrued and owing, if any, thereunder.

(f)    Timing of Indemnity Payments. Except as otherwise provided in Section 7.9(a), Section 7.9(b) or Section 7.9(c), any payment required to be made pursuant to this Section 7.9 shall be made within ten (10) days after Purchaser makes written demand upon Parent Seller (but, in the case of any payment required to be made to a Taxing Authority, shall not be required to be made sooner than two (2) Business Days prior to the due date thereof).

(g)    Cooperation in Tax Proceedings.

(i)    Purchaser and Seller will, and will cause their respective Affiliates to, cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns of, and any Tax Proceeding relating to Seller Bank or any of its Subsidiaries. Cooperation includes (A) the retention and (at the other party’s request) the provision of records and information in such party’s possession that are reasonably relevant to the filing of any such Tax Returns or Tax Proceeding and (B) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Section 7.9(g).

(ii)    Each of Seller and Purchaser agree to, and to cause their respective Affiliates to, (A) retain all books and records of Seller Bank and its Subsidiaries with respect to Tax matters pertinent to Seller Bank and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, (B) abide by all record retention agreements entered into with any Governmental Authority and (C) give the other party reasonable written notice before transferring, destroying or discarding any books and records and, if the other party so requests, allow such other party to take possession of the books and records.

(iii)    Purchaser and Seller further agree, and agree to cause their respective Affiliates, to, upon request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or customer of Seller Bank or any of its Subsidiaries or any other Person as may be reasonably necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.

(iv)    Without limiting the foregoing provisions of this Section 7.9(g), if any claim or demand for Taxes that could reasonably be expected to give rise to a claim for indemnification under Section 7.9(a) is asserted by any Governmental Authority, the party first receiving notice of such claim or demand shall notify the other party of such claim or demand promptly; provided, however, that the failure of Purchaser to give such prompt notice shall not relieve Parent Seller of any of its indemnification obligations, except to the extent that Parent Seller is actually prejudiced by such failure. The Controlling Party shall, at its own expense, control any such Tax Proceeding of or with respect to Seller Bank or any of its Subsidiaries for any taxable period ending on or before the Closing Date (other than a Tax Proceeding described in Section 7.9(g)(v)) for which Parent Seller may be obligated to indemnify Purchaser under Section 7.9(a); provided that, (A) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (B) the Controlling Party shall allow the Non-Controlling Party to consult in good faith at the Non-Controlling Party’s expense on the positions taken in such Tax Proceeding, (C) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only Person affected by such Tax Proceeding, (D) the Non-Controlling Party and its representatives shall have the right to participate in such Tax Proceeding, assist in the preparation of any written materials in such Tax Proceeding and attend any meetings or telephone conversations with the applicable Governmental Authority, in each case, at the Non-Controlling Party’s expense, and (E) the Controlling Party shall not settle or compromise any such Tax Proceeding, if such settlement or compromise could increase the liability for Taxes (including under this Agreement) by more than a de minimis amount or reduce any Tax attributes of the Non-Controlling Party or any of its Subsidiaries by more than a de minimis amount, without obtaining the prior written consent of the Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 7.9(g)(iv), the “Controlling Party” with respect to a Tax Proceeding shall mean Purchaser unless Parent Seller is reasonably expected to bear a greater liability under Section 7.9(a) as a result of such Tax Proceeding and provides prompt written notice to Purchaser of its intent to control such Tax Proceeding, and the “Non-Controlling Party” shall mean whichever of Parent Seller or Purchaser is not the Controlling Party. Whether or not Parent Seller chooses to defend or prosecute any claim it is entitled to defend or prosecute hereunder, all the parties shall reasonably cooperate in the defense or prosecution thereof.

(v)    Notwithstanding anything to the contrary in this Agreement, (A) Parent Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (I) any Tax Return of Parent Seller or any of its Subsidiaries (other than Seller Bank and its Subsidiaries) and (II) any Tax Return of an affiliated, consolidated, combined, unitary or similar group that includes Parent Seller or any of its Subsidiaries (other than Seller Bank and its Subsidiaries) and (B) Purchaser shall have the exclusive right to control in all respects, and neither Parent Seller nor any of its Affiliates shall be entitled to participate in, any Tax Proceedings with respect to (I) any Tax Return of Purchaser or any of its Subsidiaries (other than Seller Bank and its Subsidiaries) and (II) any Tax Return of an affiliated, consolidated, combined, unitary or similar group that includes Purchaser or any of its Subsidiaries.

(vi)    Except as otherwise provided in this Section 7.9(g), Purchaser shall have the exclusive right to control all Tax Proceedings with respect to Seller Bank and its Subsidiaries, provided that in no event may Purchaser settle or compromise any Tax Proceeding to the extent such resolution would reasonably be expected to increase Parent Seller’s liability for Seller Indemnified Taxes under Section 7.9(a) by more than a de minimis amount without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(h)    Purchase Price Adjustment. Any amounts paid pursuant to this Section 7.9 or Section 10.1 shall be treated as an adjustment to the Closing Purchase Price for all income Tax purposes to the extent permitted by applicable Law.

(i)    Seller shall (i) make a valid and timely election under Treasury Regulations Section 1.1502-36(d)(6)(i)(A) to elect to reduce its basis in Seller Bank shares to the extent necessary to avoid attribute reduction under Treasury Regulations Section 1.1502-36(d) and (ii) not make any election to reattribute attributes under Treasury Regulations Sections 1.1502-36(d)(6)(i)(B) or (C).

(j)    Survival and Coordination. Anything to the contrary in this Agreement notwithstanding, (i) indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Section 7.9, and the provisions of Article X shall not apply, and (ii) the covenants and agreements contained in this Section 7.9 and the representations and warranties set forth in Section 3.15 shall survive until thirty (30) days following the expiration of the full period of all statutes of limitations (giving effect to any extensions thereof), provided that any right to indemnification for breach of covenant, agreement, representation or warranty in respect of which indemnification may be sought under this Section 7.9 shall survive the time at which it would otherwise terminate pursuant to this Section 7.9(j) if notice of the right to indemnification or of the breach or inaccuracy giving rise to such right of indemnification shall have been given prior to such time.

Section 7.10    Employee Matters.

(a)    Purchaser Bank hereby agrees to provide, or cause to be provided, with respect to each employee of Seller Bank and its Subsidiaries who is employed as of immediately prior to the Effective Time (each, a “Current Employee”), during the period commencing at the Effective Time and ending on the one (1) year anniversary of the Closing Date, (i) base salary or base wage, as applicable, which are no less than those provided by Seller Bank and its Subsidiaries immediately prior to the Effective Time to each such Current Employee, (ii) target annual cash bonus opportunities which are no less favorable than the target annual cash bonus opportunities (including any portion thereof treated as deferred compensation) provided under a Seller Bank Benefit Plan by Seller Bank and its Subsidiaries immediately prior to the Effective Time to each such Current Employee, (iii) target long-term incentive opportunities which are no less favorable than the target long-term incentive opportunities provided under a Seller Bank Benefit Plan by Seller Bank and its Subsidiaries immediately prior to the Effective Time to each such Current Employee, (iv) pension and welfare benefits that are no less favorable in the aggregate to those provided under a Seller Bank Benefit Plan by Seller Bank and its Subsidiaries immediately prior to the Effective Time to each such Current Employee, and (v) subject to the applicable Current Employee’s execution and non-revocation of a release of claims, severance benefits that are no less favorable than the severance benefits provided by Seller Bank and its Subsidiaries under the Seller Bank Benefit Plans that provide severance benefits and are identified in Section 3.13(b) of the Seller Disclosure Schedule as in effect on the date hereof.

(b)    Purchaser Bank shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Purchaser Bank to be waived with respect to the Current Employees and their eligible dependents, (ii) use commercially reasonable efforts to give each Current Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Current Employee service credit for such Current Employee’s employment with Seller Bank and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable employee benefit plan sponsored by Purchaser Bank to the extent such credit is given to similarly situated Purchaser employees under such benefit plans, as if such service had been performed with Purchaser Bank, except for benefit accrual under defined benefit pension plans, with respect to any benefit plan that is a frozen benefit plan or provides grandfathered benefits, any retiree medical plans or arrangements or to the extent it would result in a duplication of benefits with respect to the same period of service.

(c)    Effective as of immediately prior to the Effective Time, if requested in writing by Purchaser Bank at least ten (10) Business Days prior to the Effective Time, Seller Bank shall terminate any and all 401(k) plans maintained by Seller Bank and its other Subsidiaries (collectively, the “Seller Bank 401(k) Plan”). In the event that Purchaser Bank requests that the Seller Bank 401(k) Plan be terminated, Seller Bank shall provide Purchaser Bank with evidence that the Seller Bank 401(k) Plan has been so terminated, provided that prior to amending or terminating the Seller Bank 401(k) Plan, Seller Bank shall provide Purchaser Bank with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). In connection with the termination of such plan, Purchaser Bank shall permit each Current Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Current Employee from such plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Purchaser Bank or one of its Affiliates. If the Seller Bank 401(k) Plan is terminated as described herein, the Current Employees shall be eligible to commence participation in a 401(k) plan maintained by Purchaser Bank or one of its Affiliates as soon as administratively practicable following the Closing Date.

(d)    Sellers shall take all actions necessary to cause the employees (and their eligible dependents) of Sellers and their Affiliates who are not employees of Seller Bank and its Subsidiaries, including any employees who are seconded or assigned to work for Seller Bank and its Subsidiaries on temporary or assignment basis under an expatriate arrangement or otherwise, to cease participating in the Seller Bank Benefit Plans prior to the Effective Time and for the liabilities and obligations with respect to such employees of Sellers and their Affiliates (and their eligible dependents) under a Seller Bank Benefit Plan to be assumed by a Parent Seller Benefit Plan, such that from and after the Effective Time, Purchaser and its Affiliates (including Seller Bank and its Subsidiaries) and the Seller Bank Benefit Plans shall have no liabilities or obligations to the Parent Seller employees (and their eligible dependents). In addition, Parent Seller shall take all actions necessary to transfer the sponsorship of any Seller Bank Benefit Plans which are sponsored by Seller Bank or any of its Subsidiaries but primarily maintained for the benefit of current or former employees, officers, directors or independent contractors of Sellers or their Affiliates (other than Seller Bank and its Subsidiaries) to Parent Seller or one of its Affiliates (other than Seller Bank and any of its Subsidiaries), which plans shall be considered Parent Seller Benefit Plans. Parent Seller and Seller Bank shall take the necessary action to transfer as of no later than immediately prior to the Closing Date, any Benefit Plan that is not a Seller Bank Benefit Plan and the associated Liabilities thereof to Parent Seller or one of its Affiliates (other than the Seller Bank and its Subsidiaries).

(e)    The parties hereby acknowledge and agree to the terms and conditions of a retention plan set forth in Section 7.10(g) of the Seller Disclosure Schedule established for the benefit of certain officers and employees of Seller Bank. Except as otherwise set forth in Section 7.10(e) of the Seller Disclosure Schedule, the costs and expenses of which retention plan shall be borne by Purchaser.

(f)    The provisions of this Section 7.10 are solely for the benefit of the parties to this Agreement, and nothing in this Agreement, whether express or implied, is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Benefit Plan or other benefit plan, agreement or arrangement, (ii) limit the right of Parent Seller, Seller Bank, Purchaser, Purchaser Bank or their respective Subsidiaries or Affiliates to (A) amend, terminate or otherwise modify any Benefit Plan or other benefit plan, agreement or arrangement or (B) administer any of the foregoing in accordance with applicable Law, in each case, following the Effective Time, (iii) interfere or restrict in any way the rights of Purchaser Bank or any of its Affiliates to discharge or terminate the services of any Current Employee or other Person for any reason whatsoever, with or without cause, or (iv) create any third-party beneficiary or other right (A) in any Person, including any current or former employee of Seller Bank or any Subsidiary of Seller Bank, any participant in any Benefit Plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof) or (B) to continued employment with Seller, Seller Bank, any Subsidiary of Seller Bank, Purchaser, Purchaser Bank or any of its Affiliates.

Section 7.11    Use of Seller Marks.

(a)    Purchaser, on behalf of itself and its Affiliates (which, for the avoidance of doubt, shall include throughout this Section 7.11, Surviving Bank and its Subsidiaries following the Closing), acknowledges and agrees that neither Purchaser nor any of its Affiliates is purchasing, acquiring, and except as expressly set forth in Section 7.11(b), is not licensing or otherwise obtaining, any right, title or interest in, any Marks, Internet domain names or social media handles employing or incorporating “BNP,” “Paribas,” “BNP Paribas,” any of the Marks identified on Section 7.11(a) of the Seller Disclosure Schedule, or any derivation, variation, combination, translation or adaptation of any of the foregoing, or any Internet domain name, social media handle or Mark confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other words, name or Marks, in each case whether registered or unregistered (collectively, the “Parent Seller Marks”), and that to the extent the Surviving Bank or any of its Subsidiaries has any such rights, the Surviving Bank and its Subsidiaries hereby assign to Parent Seller all of its and their rights in any such Parent Seller Marks effective as of the Closing. After the Closing, at Parent Seller’s reasonable request, Purchaser shall and shall cause the Surviving Bank and its Subsidiaries to execute and deliver to Seller documentation evidencing the foregoing assignment.

(b)    Solely for a period not to exceed six (6) months immediately following the Closing Date (the “Phase-Out Period”), Parent Seller hereby grants to the Surviving Bank and its Subsidiaries a limited, royalty-free, non-sublicensable, non-transferrable, non-exclusive right to use and display the Parent Seller Marks set forth in Section 7.11(b) of the Seller Disclosure Schedule (the “Transitional Marks”), solely as such Transitional Marks already appear on existing signage displayed on properties operated by the Surviving Bank and its Subsidiaries as of the Closing Date. Purchaser shall, and shall cause the Surviving Bank and its Subsidiaries to, (i) ensure that any and all goods and services provided in connection with such Transitional Marks (including any goods and services provided through any such properties that continue to display Transitional Marks) during the Phase-Out Period are of a quality that is at least consistent with the quality provided by Seller Bank and its Subsidiaries immediately prior to the Closing Date, and (ii) as soon as reasonably practicable, but in any case prior to the end of the Phase-Out Period, replace, obscure or destroy all materials (whether tangible or intangible) bearing or incorporating any Transitional Marks, and otherwise cease any and all further use and display of any Parent Seller Marks other than for nominal use or internal archival purposes, or as otherwise required by Law. Neither Purchaser nor any of its Affiliates shall, at any time, seek to register or apply for any registration of any Parent Seller Mark.

(c)    Parent Seller, on behalf of itself and its Affiliates, acknowledges and agrees that neither Parent Seller nor any of its Affiliates will retain, except as expressly set forth in Section 7.11(d), any right, title or interest in, any Marks, Internet domain names or social media handles employing or incorporating “Bank of the West,” or any derivation, variation, combination, translation or adaptation thereof, or any Internet domain name, social media handle or Mark confusingly similar thereto, whether alone or in combination with any other words, name or Marks, in each case whether registered or unregistered (collectively, the “Seller Bank Marks”), and that to the extent the Parent Seller or any of its Subsidiaries have any such rights in any Seller Bank Marks, Parent Seller and its Subsidiaries hereby assign to the Surviving Bank all of its and their rights in any such Seller Bank Marks (other than any Seller Bank Marks that incorporate or embody any Parent Seller Marks) effective as of the Closing. After the Closing, at Purchaser’s reasonable request, Parent Seller shall and shall cause its Subsidiaries to execute and deliver to Purchaser documentation evidencing the foregoing assignment.

(d)    Purchaser (on behalf of itself and its Affiliates) hereby grants to the Parent Seller and its Affiliates, during the Phase-Out Period, a limited, non-exclusive, non-transferable, non-sublicensable (except to service providers in connection with the provision of services to Parent Seller and its Affiliates), royalty-free license to use the Seller Bank Marks in the operation of the businesses of Parent Seller and its Affiliates as such Seller Bank Marks were used therein as of immediately prior to the Closing Date. Parent Seller shall, and shall cause its Affiliates to, (i) ensure that any and all goods and services provided in connection with such Seller Bank Marks (including any goods and services provided through any such properties that continue to display Seller Bank Marks) during the Phase-Out Period are of a quality that is at least consistent with the quality provided by Parent Seller and its Affiliates immediately prior to the Closing Date, and (ii) as soon as reasonably practicable, but in any case prior to the end of the Phase-Out Period, replace, obscure or destroy all materials (whether tangible or intangible) bearing or incorporating any Seller Bank Marks, and otherwise cease any and all further use and display of any Seller Bank Marks other than for nominal use or internal archival purposes, or as otherwise required by Law. Notwithstanding the foregoing, Parent Seller and its Affiliates may use the Seller Bank Marks at all times after Closing (x) as required by applicable Law; (y) subject to Section 7.6, in a neutral, non-trademark manner to describe the historical relationship between Seller Bank and the Subsidiaries of Seller Bank on the one hand, and Parent Seller and its Affiliates (other than Seller Bank and the Subsidiaries of Seller Bank) on the other hand, which reference is factually accurate; and (z) subject to Section 7.6, in historical legal documents and materials that are not visible to the public, in each case (i) through (iii), provided that Parent Seller and its Affiliates shall not modify or edit the appearance of the Seller Bank Marks in connection with such uses.

Section 7.12    Intercompany Items. Unless otherwise agreed by the parties, prior to the Closing, Seller Bank and Parent Seller shall take, or cause to be taken, all such actions necessary so that (a) each Related Party Contract is terminated and (b) all outstanding Intercompany Receivables or Intercompany Payables shall have been settled or paid; provided, that the parties hereby agree to work in good faith to agree upon mutually acceptable procedures for the settlement or payment of (i) such amounts in a tax-efficient manner and (ii) any trailing activities.

Section 7.13    Insurance. Following the Closing Date, Seller Bank and its Subsidiaries shall no longer be insured under any insurance policy of Parent Seller or any of its Affiliates.

Section 7.14    [Reserved]

Section 7.15    Release. At or prior to the Closing, subject to Section 7.12 and the provisions of the other Transaction Documents, as applicable, and any other Contract that may be entered into among the parties following the Closing, (a) Seller Bank and its Subsidiaries shall execute releases acquitting, releasing and discharging Parent Seller and any of its Affiliates or Representatives (including the directors of Seller Bank) from any and all liabilities to Seller Bank and its Subsidiaries that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date (provided that the foregoing shall not apply to the extent that any such Person is a Purchaser Indemnified Party exercising rights under Section 10.1), and (b) Parent Seller shall execute releases acquitting, releasing and discharging Seller Bank and its Subsidiaries and their respective Representatives from any and all liabilities to Parent Seller or its Affiliates (other than Seller Bank and its Subsidiaries) that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date and from any obligations under Contracts to which Parent Seller or any of its Affiliates (other than Seller Bank and its Subsidiaries) is a party (x) under which Seller Bank and its Subsidiaries are provided with services, property or other assets that are used in the conduct of their respective businesses, (y) that contain any exclusive dealing or third party referral arrangements imposed on Seller Bank or any of Seller Bank’s Subsidiaries, or any non-competition or non-solicitation covenants that purport to limit the freedom from and after the Closing of Seller Bank and its Subsidiaries to compete in any line of business or with any Person or in any area, or (z) for which there are any costs or expenses that would be incurred by Seller Bank and its Subsidiaries from and after the Closing in connection with the termination of such Contracts.

Section 7.16    Further Assurances. Before, at and after the Closing, consistent with the terms and conditions hereof, Parent Seller and Purchaser shall, and shall cause each of their respective Subsidiaries to, and shall use reasonable best efforts to cause their Affiliates to, promptly execute, acknowledge and deliver such instruments, certificates and other documents and take such other action as a party may reasonably require in order to carry out any of the Transactions. Following the Closing, the parties shall cooperate with one another to prepare and file all documents and forms and amendments thereto as may be required by applicable Law with respect to the Transactions.

Section 7.17    D&O Indemnification and Insurance.

(a)    Except with respect to any case involving Fraud, from and after the Effective Time, in the event of any threatened or actual Action in the U.S., whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Seller Bank or any of its Subsidiaries, or who is or was serving at the request of Seller Bank or any of its Subsidiaries as a director or officer or agent of another Person, is, or is threatened to be, made a party or witness based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, (i) the fact that such Person is serving or did serve in any such capacity, (ii) this Agreement or the Transactions, whether asserted or arising before or after the Effective Time, (iii) any liability or obligation of Seller Bank or any of its Subsidiaries, or (iv) any action or failure to take action by any such director, officer or agent in his or her capacity as such occurring in whole or in part prior to the Effective Time, the Surviving Bank shall, and Purchaser shall cause the Surviving Bank to, indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law, each such Person against any Losses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any such matter or investigation to the fullest extent permitted by applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), judgments, fines and amounts paid in settlement in connection with any such threatened or actual Action in the U.S. Such Persons shall reasonably cooperate with Purchaser, the Surviving Bank and their Subsidiaries in the defense of any such threatened or actual Action and none of Purchaser, the Surviving Bank or any of their Subsidiaries shall have any liability hereunder in respect of any compromise or settlement of any Action effected without the prior written consent of the Surviving Bank (which consent shall not be unreasonably withheld or delayed).

(b)    Without limiting the indemnification and other rights provided in Section 7.17(a), all rights to indemnification and all limitations on Losses existing in favor of the directors, officers and employees of Seller Bank and its Subsidiaries as provided in their respective Constituent Documents as in effect as of the date of this Agreement or in any indemnification agreement in existence on the date of this Agreement with Seller Bank or any of its Subsidiaries shall continue in full force and effect to the fullest extent permitted by Law and shall be honored by the Surviving Bank and its Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto. To the extent not already in effect at Closing, as soon as practicable after Closing, Purchaser shall, and shall cause the Surviving Bank, to use its reasonable best efforts to obtain a “tail” insurance policy with respect to directors’ and officers’ liability insurance that covers for a period of six (6) years from the Effective Time the individuals serving as directors and officers of Seller Bank or any of its Subsidiaries immediately prior to the Effective Time for acts or omissions occurring prior to the Effective Time, with coverage and amounts appropriate for the size and scope of Seller Bank and its Subsidiaries in amounts consistent with the coverage existing as of the Closing, with respect to acts or omissions occurring prior to the Closing that were committed by such officers and directors in their capacity as such; provided, however, that in no event shall Purchaser or Surviving Bank be required to expend for such insurance policy an annual premium amount in excess of two-hundred fifty percent (250%) of the annual premiums currently paid by Seller Bank for such insurance.

Section 7.18    Other Offers. None of the Sellers, Seller Bank, or any Subsidiary of Seller Bank shall, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage any proposal of any other person relating to the acquisition of Seller Bank Capital Stock, or substantially all the assets, of Seller Bank (an “Acquisition Proposal”), or otherwise disclose any non-public information or afford access to the properties, books or records of Seller Bank to any person or entity who has indicated an intention to make or has made an Acquisition Proposal.

Section 7.19    Changes in Structure. Not later than ten (10) Business Days prior to the filing of the required U.S. bank regulatory approval filings or non-objection notices in respect of the Purchase and Transfer, Parent Seller may notify Purchaser that it has determined that it would like to modify the manner of completing the Transactions to a sale of the stock of Seller instead of Seller Bank. To the extent necessary to carry out such modification, the parties agree promptly to negotiate in good faith and, subject to good faith, reasonable satisfactory completion of reasonable due diligence by Purchaser, including confirmation that (i) such modification will not have a non-de minimis adverse tax or other economic consequence to Purchaser or any of its Affiliates (excluding, for the avoidance of doubt, a tax basis step-up with respect to the stock of Seller in lieu of a tax basis step-up with respect to Seller Bank Capital Stock) and (ii) Seller does not engage in any business and does not have or own, and will not have or own as of the Effective Time, any assets other than the Seller Bank Capital Stock and does not have any indebtedness or other liabilities (other than de minimis assets, indebtedness or liabilities), execute a reasonable amendment to this Agreement and any other documents required, which amendment would include a full indemnity by Parent Seller for any Losses suffered by a Purchaser Indemnified Party as a result of liabilities (including Taxes) of the Parent Seller transferred in the modified Transactions that would not have been transferred in the Transactions as set out in this Agreement before such modification; provided that such actions shall not in any way reduce the amount of the aggregate consideration to be paid, or caused to be paid, by Purchaser Bank on the Closing Date.

Section 7.20    Transition Matters. The Sellers, Seller Bank, Purchaser and Purchaser Bank shall take the actions set forth on Section 7.20 of the Seller Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1    Conditions to the Obligations of Purchaser, Purchaser Bank, Seller Bank and the Sellers. The obligations of the parties hereto to effect the Closing are subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a)    No Prohibitions. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Government Order permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Transactions; and

(b)    Required Approvals. All Requisite Regulatory Approvals shall have been obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early.

Section 8.2    Conditions to the Obligations of Purchaser Bank and Purchaser. The obligation of Purchaser Bank and Purchaser to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the Seller Fundamental Warranties shall be true and correct in all but de minimis respects on and as of the date hereof and the Closing Date (except for any such representations and warranties that are made as of another specific date which shall be required to be so true and correct only as of such date); and (ii) other than the Seller Fundamental Warranties, the representations and warranties of Seller Bank and the Sellers contained in Article III and Article IV of this Agreement, respectively (not giving effect to any “material” or “Material Adverse Effect” or other similar qualifiers) shall be true and correct as of the Closing Date (except for any such representations and warranties that are made as of another specific date which shall be required to be so true and correct only as of such date), except where the failures of such representations and warranties in clause (ii) to be true and correct as of such dates has not had, individually or in the aggregate, a Material Adverse Effect;

(b)    Covenants. All the covenants and agreements required by this Agreement to be complied with and performed by Seller Bank or the Sellers on or before the Closing Date shall have been duly complied with and performed in all material respects; and

(c)    Officer’s Certificate. Purchaser Bank and Purchaser shall have received a certificate, signed by a duly authorized officer of each of Seller Bank and the Sellers and dated the Closing Date, (i) certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3    Conditions to the Obligations of Seller Bank and the Sellers. The obligation of Seller Bank and the Sellers to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the Purchaser Fundamental Warranties shall be true and correct in all but de minimis respects on and as of the date hereof and the Closing Date (except for any such representations and warranties that are made as of another specific date which shall be required to be so true and correct only as of such date); and (ii) other than the Purchaser Fundamental Warranties, the representations and warranties of Purchaser Bank and Purchaser contained in Article V and Article VI of this Agreement, respectively (not giving effect to any “material” or “Purchaser Material Adverse Effect” or other similar qualifiers) shall be true and correct as of the Closing Date (except for any such representations and warranties that are made as of another specific date which shall be required to be so true and correct only as of such date), except where the failures of such representations and warranties in clause (ii) to be true and correct as of such dates has not had, individually or in the aggregate, a Purchaser Material Adverse Effect;

(b)    Covenants. All the covenants and other agreements required by this Agreement to be complied with and performed by Purchaser Bank and Purchaser on or before the Closing Date shall have been duly complied with and performed in all material respects;

(c)    Officer’s Certificate. Seller Bank and the Sellers shall have received a certificate, signed by a duly authorized officer of Purchaser and dated the Closing Date, to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)    by mutual written consent of Purchaser and Parent Seller;

(b)    by Purchaser or Parent Seller by giving written notice to the other party if (i) any Governmental Authority that must grant a Requisite Regulatory Approval has denied such approval and such denial has become final and non-appealable or (ii) any Governmental Authority of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the Transactions; provided, that, in the case of written notice by Purchaser, Purchaser has complied in all material respects with Section 7.3(a) and Section 7.3(c);

(c)    by Purchaser or Parent Seller by giving written notice to the other party if the Closing shall not have occurred on or before the Outside Date, unless the failure of the

Closing to occur by such date arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty, covenant or agreement of such party or its Affiliates in this Agreement; provided that, at the option of either party (if such party would be permitted to terminate this Agreement pursuant to this Section 9.1), the Outside Date may be extended, by giving written notice to the other party, for one three (3) month period in the event that the Requisite Regulatory Approvals have not yet been obtained;

(d)    by Purchaser by giving written notice to Parent Seller, if either Seller or Seller Bank has breached any of its covenants or agreements or any of its representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 8.2 to not be satisfied, and such breach is not cured within forty-five (45) days following written notice of such breach to Parent Seller or cannot, by its nature, be cured prior to the Outside Date; provided that Purchaser or Purchaser Bank is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(e)    by Parent Seller by giving written notice to Purchaser, if Purchaser or Purchaser Bank has breached any of its covenants or agreements or any of its representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 8.3 to not be satisfied, and such breach is not cured within forty-five (45) days following written notice to Purchaser of such breach or cannot, by its nature, be cured prior to the Outside Date; provided that Parent Seller, Seller or Seller Bank is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement.

Section 9.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, and none of Parent Seller, Purchaser, any of their respective Affiliates or any of the officers, directors or stockholders of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the Transactions, except (i) Section 7.5 (Confidentiality) and Article X (General Provisions) shall survive any termination of this Agreement, and (ii) termination will not relieve any party from liability for any willful and material breach prior to such termination. For purposes of this Section 9.2, a willful and material breach means a material breach that is a consequence of an act undertaken by the breaching party with the actual knowledge or reasonable expectation that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.1    Survival of Representations and Warranties; Indemnification.

(a)    The representations and warranties of the parties shall survive until the date that is eighteen (18) months following the Closing Date, provided that the Seller Fundamental Warranties and the Purchaser Fundamental Warranties shall survive until the expiration of the applicable statute of limitations, and provided, further, that survival of the representations and warranties set forth in Section 3.15 shall be governed by Section 7.9(j).

Except as provided in Section 7.9(j), the covenants and agreements contained in this Agreement shall survive the Effective Time until fully performed in accordance with their respective terms, provided that the covenants and agreements contained in this Agreement that by their terms apply or are to be performed entirely prior to the Effective Time shall only survive until the end of the period specified in the immediately preceding sentence. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate if (and to the extent) prior to such time notice of the breach giving rise to such right of indemnity shall have been given in accordance with this Section 10.1 to the party against whom indemnity is sought, in which case such breach shall survive until final resolution of such claim (or, if earlier, the latest date permitted by applicable Law).

(b)    Effective at and after the Closing and subject to the other provisions of this Section 10.1, Parent Seller hereby agrees to indemnify Purchaser and its Affiliates (including Seller Bank and its Subsidiaries) and their respective Representatives (collectively, the “Purchaser Indemnified Parties”) against and agrees to hold each of them harmless from, and reimburse any Purchaser Indemnified Party for, any and all Losses suffered by a Purchaser Indemnified Party as a result of or relating to:

(i)    any breach of any Seller Fundamental Warranties or the certificate delivered at Closing in respect thereof pursuant to Section 8.2(c) replacing “Material Adverse Effect” with “in all material respects” or words of similar import as the context dictates;

(ii)    any breach of any representation and warranty made by Seller Bank or the Sellers set forth in this Agreement or the certificate delivered at Closing in respect thereof pursuant to Section 8.2(c) (other than the Seller Fundamental Warranties and the representations and warranties set forth in Section 3.15 (which matters are addressed in Section 7.9)) replacing “Material Adverse Effect” with “in all material respects” or words of similar import as the context dictates;

(iii)    any breach, failure, nonfulfillment or default by Seller Bank or the Sellers in the performance of or compliance with any of the covenants or agreements made or to be performed by Seller Bank or the Sellers pursuant to this Agreement; or

(iv)    any Seller Bank Transaction Expenses to the extent not paid prior to the Closing Date or taken into account in the calculation of the Purchase Price.

Notwithstanding any other provision to the contrary, Parent Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses pursuant to Section 10.1(b)(ii) (A) with respect to any claim (or series of claims arising from similar or related underlying facts, events or circumstances) unless such claim (or series of claims arising from similar or related underlying facts, events or circumstances) involves Losses in excess of $1,000,000 (nor shall any such claim (or series of claims arising from similar or related underlying facts, events or circumstances) that does not meet such $1,000,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses for which Parent Seller has responsibility under Section 10.1(b)(ii)), and (B) until the aggregate amount of the Purchaser Indemnified Parties’ Losses exceeds $175,000,000 (such amount, the “Basket”), after which Parent Seller shall be obligated for all such Losses of the Purchaser Indemnified Parties in excess of the amount of the Basket.

Notwithstanding any other provision to the contrary, the cumulative aggregate indemnification obligation of Parent Seller under Section 10.1(b)(ii) shall not exceed $1,550,000,000 (the “Cap”), and the cumulative aggregate indemnification obligation of Parent Seller under Section 10.1(b)(i) and Section 10.1(b)(ii) shall not exceed the Purchase Price, other than in respect of Losses arising as a result of Fraud.

(c)    Effective at and after the Closing and subject to the other provisions of this Section 10.1, Purchaser hereby indemnifies Parent Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnified Parties”) against and agrees to hold each of them harmless from, and reimburse any Seller Indemnified Party for, any and all Losses suffered by a Seller Indemnified Party as a result of or relating to:

(i)    any breach of any Purchaser Fundamental Warranty or the certificate delivered at Closing in respect thereof pursuant to Section 8.3(c) replacing “Material Adverse Effect” with “in all material respects” or words of similar import as the context dictates;

(ii)    any breach of any representation and warranty made by Purchaser Bank or Purchaser set forth in this Agreement or the certificate delivered at Closing in respect thereof pursuant to Section 8.3(c) (other than the Purchaser Fundamental Warranties) replacing “Material Adverse Effect” with “in all material respects” or words of similar import as the context dictates; or

(iii)    any breach, failure, nonfulfillment or default by Purchaser Bank or Purchaser in the performance of or compliance with any of the covenants or agreements made or to be performed by Purchaser Bank or Purchaser pursuant to this Agreement.

Notwithstanding any other provision to the contrary, Purchaser shall not be required to indemnify or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses pursuant to Section 10.1(c)(ii) (A) with respect to any claim (or series of related claims arising from similar or related underlying facts, events or circumstances) unless such claim (or series of related claims arising from similar or related underlying facts, events or circumstances) involves Losses in excess of $1,000,000 (nor, subject to the foregoing, shall any such item that does not meet such $1,000,000 threshold be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses for which Purchaser has responsibility under Section 10.1(c)(ii)) and (B) until the aggregate amount of the Seller Indemnified Parties’ Losses exceeds the Basket, after which Purchaser shall be obligated for all such Losses of the Seller Indemnified Parties in excess of the amount of the Basket.

Notwithstanding any other provision to the contrary, the cumulative aggregate indemnification obligation of Purchaser under Section 10.1(c)(ii) shall not exceed the Cap, and the cumulative aggregate indemnification obligation of Purchaser under Section 10.1(c)(i) and Section 10.1(c)(ii) shall not exceed the Purchase Price, other than in respect of Losses arising as a result of Fraud.

(d)    If a Purchaser Indemnified Party or a Seller Indemnified Party (each, an “Indemnified Party”) believes that a claim, demand or other circumstance exists that has given or may reasonably be expected to give rise to a right of indemnification under this Section 10.1, such Indemnified Party shall assert its claim for indemnification by giving written notice thereof (a “Claim Notice”) to Parent Seller (if indemnification is sought from Parent Seller) or Purchaser (if indemnification is sought from Purchaser) (in either such case, the “Indemnifying Party”) (i) if the event or occurrence giving rise to such claim for indemnification is, or relates to, a claim, suit, action or proceeding brought by a Person not a party to this Agreement or affiliated with any such party (a “Third Party”), promptly following receipt of notice of such claim, suit, action or proceeding by such Indemnified Party, or (ii) if the event or occurrence giving rise to such claim for indemnification is not, or does not relate to, a claim, suit, action or proceeding brought by a Third Party, promptly after the discovery by the Indemnified Party of the circumstances giving rise to such claim for indemnity; provided, however, that any failure or delay in providing such notice shall not release the Indemnifying Party from any of its obligations under this Section 10.1 except to the extent the Indemnifying Party is prejudiced by such failure or delay. Each Claim Notice shall describe the claim in reasonable detail including (i) the legal and factual basis of the claim, (ii) an estimate of the amount of Losses which are, or are to be, the subject of the claim and (iii) such other information as is reasonably necessary to enable the Indemnifying Party to assess the merits of the claim (in each case in (i)-(iii), to the extent then known or reasonably ascertainable).

(e)    If any claim or demand by an Indemnified Party under this Section 10.1 relates to an action or claim filed or made against an Indemnified Party by a Third Party, the Indemnifying Party may, at its option, assume and control the defense of such action or claim (including, subject to the remainder of this Section 10.1(e), any negotiation relating thereto and the settlement or compromise thereof) at its sole cost and expense and with its own counsel (which counsel shall be reasonably acceptable to the Indemnified Party), if the Indemnifying Party elects to assume such defense within thirty (30) days of the Claim Notice; provided, however, that an Indemnifying Party shall not have the right to assume and control the defense of any action or claim (i) brought by, or on behalf of, a Governmental Authority having jurisdiction over the Indemnified Party or (ii) in which the imposition of an injunction that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates in any non-de minimis manner or other non-monetary relief is sought against the Indemnified Party or its Affiliates. The parties shall cooperate in the defense of such action or claim, and, unless and until the Indemnifying Party shall have so assumed the defense of such action or claim, the reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees of not more than one law firm, plus local counsel) incurred by the Indemnified Party in connection with the defense, settlement or compromise of such claim or action shall be a Loss subject to indemnification hereunder to the extent provided herein. Any Indemnified Party shall have the right to employ separate counsel in any such action or claim and to participate in the defense thereof, and the reasonable out-of-pocket costs and expenses incurred by the Indemnified Party’s separate counsel in connection with the defense, settlement or compromise of such claim or action shall be a Loss subject to indemnification hereunder provided (i) the Indemnifying Party is not entitled to assume and control the defense of such action or claim pursuant to this Section 10.1(e) or shall have failed within thirty (30) days after receipt of a Claim Notice in respect of such action or claim to assume the defense of such action or claim or to notify the Indemnified Party in writing that it will assume the defense of such action or claim; (ii) the employment of such counsel has been specifically authorized in writing by the Indemnifying Party at the Indemnifying Party’s expense; or (iii) the Indemnified Party shall have received written advice from outside counsel that there is or may be a conflict of interest or one or more legal defenses or counterclaims available to such Indemnified Party or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party such that it would be inappropriate or inadvisable in the reasonable judgment of Indemnified Party’s counsel for the same counsel to represent both the Indemnified Party and the Indemnifying Party.

(f)    No Indemnifying Party shall be liable to indemnify any Indemnified Party for any compromise or settlement of any action or claim effected without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), but if settled with the consent of the Indemnifying Party, or if there be final judgment for the plaintiff in any such action that the Indemnified Party is required to pay by the court at the time paid, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any Loss by reason of such settlement or judgment, subject to the terms and conditions of this Section 10.1. If the Indemnifying Party shall assume the defense of any claim in accordance with the provisions of this Section 10.1, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of such claim unless (i) the relief consists solely of monetary damages to be paid entirely by the Indemnifying Party (or a liability insurer thereof) (other than the Basket, if any, to be paid by the Indemnified Party), (ii) the settlement includes no admission or finding of any violation of Law or admission of wrongdoing by the Indemnified Party, and (iii) the settlement includes a provision whereby the plaintiff or claimant releases the Indemnified Parties from all liability with respect thereto. Each Indemnified Party shall make available to the Indemnifying Party all information reasonably available to such Indemnified Party relating to such action or claim the provision of which would not, in the reasonable judgment of the Indemnified Party, violate or jeopardize any applicable attorney-client or other privilege. In addition, the parties shall render to each other such assistance as may reasonably be requested in order to help ensure the proper and adequate defense of any such action or claim. The party in charge of the defense shall keep the other parties reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.

(g)    Purchaser and, after the Closing, Seller Bank shall take and shall cause their Affiliates to use commercially reasonable efforts to mitigate any Loss for which any of them could be entitled to indemnification under this Section 10.1 upon becoming aware of any event which would reasonably be expected to, or does actually, give rise thereto, including incurring costs to the extent necessary to remedy the breach which gives rise to such Loss (which costs, for the avoidance of doubt, shall be considered Loss).

(h)    Any Indemnified Party shall use reasonable best efforts to recover any Losses from insurance policies or other sources. The amount which the Indemnifying Party is or may be required to pay to any Indemnified Party pursuant to this Section 10.1 shall be reduced (retroactively, if necessary) by any insurance proceeds or other amounts actually recovered by or on behalf of such Indemnified Party in reduction of the related Loss, net of any deductibles or other expenses incurred in connection therewith. If an Indemnified Party shall have received the payment required by this Agreement from the Indemnifying Party in respect of Loss and shall subsequently receive insurance proceeds or other amounts in respect of such Loss, then such Indemnified Party shall promptly repay to the Indemnifying Party a sum equal to the amount of such net insurance proceeds or other net amounts actually received. In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized (including the utilization of a Tax loss or Tax credit carried forward) as a result of such Loss by the Indemnified Party claiming such Loss in the taxable year in which such Loss occurred (determined on a “with and without” basis).

(i)    With respect to the indemnification obligation set forth in this Section 10.1, in no event shall (i) the Indemnifying Party have any liability to the Indemnified Party or any of its Affiliates for any consequential, indirect, speculative, incidental, special or punitive damages, except in connection with a Third Party claim to the extent awarded by a final and nonappealable judgment to the relevant Third Party by a court of competent jurisdiction, (ii) the Indemnified Party or any of its Affiliates be entitled to recover from the Indemnifying Party under this Section 10.1 more than once in respect of the same Loss, (iii) the Indemnifying Party be liable for any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable or (iv) the Indemnifying Party have any liability to the Indemnified Party or any of its Affiliates for any Losses that are caused by or arise out of changes in Law or accounting rules.

(j)    Effective at and after the Closing, the indemnification provided in this Section 10.1 shall be the exclusive remedy available to any party hereto with respect to any breach of any representation, warranty, covenant or agreement in this Agreement, or otherwise in respect of the transactions contemplated by this Agreement or any claims relating to this Agreement or any certificate delivered pursuant hereto, except (i) in the case of Fraud or willful misconduct, or with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available in accordance with Section 10.6, (ii) with respect to Taxes (the indemnification for which shall be governed exclusively by Section 7.9(a)), or (iii) as otherwise expressly provided in this Agreement.

(k)    Notwithstanding anything contained herein to the contrary, Parent Seller shall not have any liability for any Loss under Section 10.1(b)(ii) to the extent that Purchaser or Purchaser Bank had actual knowledge at or before the date hereof, as a result of any items set forth in the Seller Disclosure Schedule or documents that have been posted at least twenty-four (24) hours prior to the date hereof in the electronic data room hosted by Intralinks, Inc. (for the avoidance of doubt, without taking into consideration the redacted portions of any such documents), of particular facts which would be reasonably expected, on the face thereof, to result in the applicable breach and related Loss.

Section 10.2    Waiver; Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3    No Third-Party Beneficiaries. Except as provided in Section 7.17 and Section 10.1 or the comparable provisions of any other Transaction Documents, as applicable, there shall be no third-party beneficiaries of this Agreement, any other Transaction Document or any exhibit, annex or schedule hereto or thereto, and none of them shall confer on any Person other than the parties hereto and thereto any claim, cause of action, right or remedy.

Section 10.4    Entire Agreement. The Transaction Documents and the Confidentiality Agreement represent the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede any and all other oral or written agreements heretofore made.

Section 10.5    Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Any attempted or purported assignment in contravention of this provision shall be null and void.

Section 10.6    Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, including, for the avoidance of doubt, a breach of Section 7.5, irreparable damage will occur, no adequate remedy at law would exist and damages would be difficult to determine, and that such parties shall be entitled, without the necessity of posting a bond or other security, to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement, in addition to any other remedy at law or equity.

Section 10.7    Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile, email or other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

Section 10.8    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, or otherwise, (b) on the first (1st) Business Day after being sent if delivered utilizing a next-day service by an internationally recognized overnight courier that issues a receipt or other confirmation of delivery, (c) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) when transmitted to the email address set out below, as applicable (provided, that no “error” message or other notification of non-delivery is generated). All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice. Whenever notice is given hereunder under clauses (a), (b) or (c) of this Section 10.8, a copy of such notice shall be sent via email to the addresses of the recipient parties below.

If to Parent Seller, to:

Parent Seller
12 Rue Chauchat 75450
Paris Cedex 09 France
Attention:	Georges Dirani
Louis-Philippe Vasconcelos

Email:	georges.dirani@bnpparibas.com
louis-philippe.vasconcelos@bnpparibas.com

with a copy to (which shall not constitute notice):
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	H. Rodgin Cohen
Mitchell S. Eitel
Jared M. Fishman

Email:	Cohenhr@sullcrom.com
Eitelm@sullcrom.com
Fishmanj@sullcrom.com

If to Purchaser, to:

Purchaser
111 W Monroe St
Chicago Illinois 60603
Attention:	Donna Parish
Stephen R. Taylor
Email:	Donna.Parish@bmo.com
Stephen.Taylor@bmo.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Edward D. Herlihy
Nicholas G. Demmo
Facsimile:	+1 (212) 403-2207
+1 (212) 403-2381

Email:	EDHerlihy@wlrk.com
NGDemmo@wlrk.com

Section 10.9    Provisions Separable.

(a)    The provisions of this Agreement shall be severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability, of such provision, or the application thereof, in any other jurisdiction.

(b)    Without limiting generality of the foregoing, the parties acknowledge and agree that (i) the covenants and agreements set forth in Section 7.7 and Section 7.8 were a material inducement to the parties to enter into this Agreement and to perform their respective obligations hereunder, and (ii) if any portion of any provisions in Section 7.7 or Section 7.8 is held invalid or unenforceable, the remaining provisions of Section 7.7 and Section 7.8 will remain in full force and effect to the maximum extent permitted by Law.

Section 10.10    Parties in Interest. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Except as set forth in Section 7.17, nothing in this Agreement, express or implied, is intended to confer any rights or remedies under or by reason of this Agreement upon any Person other than the parties hereto and their successors or permitted assigns.

Section 10.11    Expenses. Except as otherwise specifically provided in the Transaction Documents, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby (it being understood and agreed that all such expenses incurred by or on behalf of Seller Bank and any of its Subsidiaries shall be the responsibility of Parent Seller).

Section 10.12    Deadlines. If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a Business Day, the time period for giving such notice or taking such action shall be extended through the Business Day immediately following the original expiration date of such action.

Section 10.13    Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING,

COUNTERCLAIM, OR ANY OTHER ACTION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.14    Governing Law; Consent to Jurisdiction. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of New York without giving effect to any conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of New York. EACH PARTY HERETO, TO THE EXTENT IT MAY LAWFULLY DO SO, HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY AND THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN OR OTHER REVIEW SOUGHT FROM THE AFORESAID COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF SUCH PARTY’S OBLIGATIONS UNDER OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY (OTHER THAN THE CONFIDENTIALITY AGREEMENT), AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.8 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of the parties hereto as of the date first above written.

BNP PARIBAS S.A.		BNP PARIBAS S.A.

By:	/s/ Michel Vial	By:	/s/ Xavier Domec
Name:	Michel Vial	Name:	Xavier Domec
Title:	Head of Group Strategy	Title:
and Development

BANCWEST HOLDING INC.

		By:	/s/ Nandita Bakhshi
Name: Nandita Bakhshi
Title: CEO and President

BANK OF THE WEST

		By:	/s/ Nandita Bakhshi
Name: Nandita Bakhshi
Title: CEO and President

BANK OF MONTREAL

		By:	/s/ Darryl White
Name: Darryl White
Title: Chief Executive Officer

BMO HARRIS BANK N.A.

		By:	/s/ David R. Casper
Name: David R. Casper
Title: President and Chief Executive Officer

[Signature Page to Share Purchase Agreement]

ANNEX A

Requisite Regulatory Approvals

1.	U.S. and Canadian bank regulatory approvals or non-objection notices in respect of the Stock Sale and the Bank Merger, including from the:

a.	California Department of Financial Protection and Innovation

b.	Federal Reserve

c.	OCC

d.	Office of the Superintendent of Financial Institutions, and, if applicable, the Minister of Finance in Canada

2.	The approval or non-objections in respect of a change of control of Seller Investment Services, including from FINRA.

3.

If and as applicable, with respect to Seller Investment Services, any filings required to comply with state and insurance securities authorities, including any required filing with the Texas Department of Insurance pursuant to the Texas Insurance Code, and approval or waiver of any such filings.

4.

U.S. and non-U.S. approvals or non-objections, if and as applicable in the determination of any party to the Agreement (in consultation with the other parties to the Agreement), with respect to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Competition Act (Canada) and similar competition laws of other jurisdictions.